Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Catherine Raw

Executive Vice President

and Chief Financial Officer

Toronto, Canada

February 15, 2017

BARRICK YEAR-END 2016	94	MANAGEMENT’S RESPONSIBILITY

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s management is responsible for establishing and maintaining internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2016. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2016 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 96-98 of Barrick’s 2016 Annual Financial Statements.

BARRICK YEAR-END 2016	95	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 15, 2017

Independent Auditor’s Report

To the Shareholders of

Barrick Gold Corporation

We have completed integrated audits of Barrick Gold Corporation’s (the company) 2016 and 2015 consolidated financial statements and its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Barrick Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015 and the consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barrick Gold Corporation as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited Barrick Gold Corporation’s internal control over financial reporting as at

December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying

Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

2

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Barrick Gold Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

3

Consolidated Statements of Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars, except per share data)
	2016	2015

Revenue (notes 5 and 6)	$8,558	$9,029
Costs and expenses
Cost of sales (notes 5 and 7)	5,405	6,907
General and administrative expenses (note 11)	256	233
Exploration, evaluation and project expenses (notes 5 and 8)	237	355
Impairment (reversals) charges (note 10)	(250)	3,897
Loss on currency translation (note 9b)	199	120
Closed mine rehabilitation (note 27b)	130	3
(Income) loss from equity investees (note 16)	(20)	7
(Gain) loss on non-hedge derivatives (note 25e)	(12)	38
Other expense (income) (note 9a)	60	(113)
Income (loss) before finance items and income taxes	2,553	(2,418)
Finance costs, net (note 14)	(775)	(726)
Income (loss) before income taxes	1,778	(3,144)
Income tax (expense) recovery (note 12)	(917)	31
Net income (loss)	$861	$(3,113)
Attributable to:
Equity holders of Barrick Gold Corporation	$655	$(2,838)
Non-controlling interests (note 32)	$206	$(275)

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 13)
Net income (loss)
Basic	$0.56	$(2.44)
Diluted	$0.56	$(2.44)

 The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2016	99	FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2016	2015
Net income (loss)	$861	$(3,113)
Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax ($9) and $43	16	(134)
Realized (gains) losses on derivatives designated as cash flow hedges, net of tax ($8) and ($20)	64	111
Currency translation adjustments, net of tax $nil and $nil	95	(56)

Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on post-employment benefit obligations, net of tax ($4) and ($3)	7	5
Net unrealized change on equity investments, net of tax $nil and $nil	6	(11)
Net realized change on equity investments, net of tax $nil and $nil	-	18
Total other comprehensive income (loss)	188	(67)
Total comprehensive income (loss)	$1,049	$(3,180)
Attributable to:
Equity holders of Barrick Gold Corporation	$843	$(2,905)
Non-controlling interests	$206	$(275)

 The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2016	100	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2016	2015
OPERATING ACTIVITIES
Net income (loss)	$861	$(3,113)
Adjustments for the following items:
Depreciation	1,574	1,771
Finance costs (note 14)	788	739
Impairment (reversals) charges (note 10)	(250)	3,897
Income tax expense (recovery) (note 12)	917	(31)
Net currency translation losses (note 9b)	199	120
Loss (gain) on sale of non-current assets/investments	42	(187)
Deposit on gold and silver streaming agreement (note 29)	-	610
Change in working capital (note 15a)	(315)	(39)
Other operating activities (note 15a)	(176)	(4)
Operating cash flows before interest and income taxes	3,640	3,763
Interest paid	(513)	(677)
Income taxes paid	(487)	(292)
Net cash provided by operating activities	2,640	2,794
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(1,126)	(1,713)
Sales proceeds	135	43
Divestitures (note 4)	588	1,904
Investment sales	-	33
Other investing activities (note 15b)	(9)	(17)
Net cash provided by (used in) investing activities	(412)	250
FINANCING ACTIVITIES
Debt (note 25b)
Proceeds	5	9
Repayments	(2,062)	(3,142)
Dividends (note 31)	(86)	(160)
Funding from non-controlling interests (note 32)	70	40
Disbursements to non-controlling interests (note 32)	(95)	(90)
Debt extinguishment costs	(129)	68
Net cash used in financing activities	(2,297)	(3,275)
Effect of exchange rate changes on cash and equivalents	3	(13)
Net decrease in cash and equivalents	(66)	(244)
Cash and equivalents at beginning of year (note 25a)	2,455	2,699
Cash and equivalents at the end of year	$2,389	$2,455

 The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2016	101	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation	As at	As at
	December 31,	December 31,
(in millions of United States dollars)	2016	2015
ASSETS
Current assets
Cash and equivalents (note 25a)	$ 2,389	$ 2,455
Accounts receivable (note 18)	249	275
Inventories (note 17)	1,930	1,717
Other current assets (note 18)	306	263
Total current assets (excluding assets classified as held-for-sale)	4,874	4,710
Assets classified as held-for-sale (note 4)	-	758
Total current assets	4,874	5,468

Non-current assets
Non-current portion of inventory (note 17)	1,536	1,502
Equity in investees (note 16)	1,185	1,199
Property, plant and equipment (note 19)	14,103	14,434
Intangible assets (note 20a)	272	271
Goodwill (note 20b)	1,371	1,371
Deferred income tax assets (note 30)	977	1,040
Other assets (note 22)	946	1,023
Total assets	$ 25,264	$ 26,308
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 23)	$ 1,084	$ 1,158
Debt (note 25b)	143	203
Current income tax liabilities	283	-
Other current liabilities (note 24)	309	337
Total current liabilities (excluding liabilities classified as held-for-sale)	1,819	1,698
Liabilities classified as held-for-sale (note 4)	-	149
Total current liabilities	1,819	1,847

Non-current liabilities
Debt (note 25b)	7,788	9,765
Provisions (note 27)	2,363	2,102
Deferred income tax liabilities (note 30)	1,520	1,553
Other liabilities (note 29)	1,461	1,586
Total liabilities	14,951	16,853
Equity
Capital stock (note 31)	20,877	20,869
Deficit	(13,074)	(13,642)
Accumulated other comprehensive loss	(189)	(370)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	7,935	7,178
Non-controlling interests (note 32)	2,378	2,277
Total equity	10,313	9,455
Contingencies and commitments (notes 2, 17, 19 and 36)
Total liabilities and equity	$ 25,264	$ 26,308

 The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

John L. Thornton, Chairman	Steven J. Shapiro, Director

BARRICK YEAR-END 2016	102	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2016	1,165,081	$ 20,869	$ (13,642)	$ (370)	$ 321	$ 7,178	$ 2,277	$ 9,455
Net income	-	-	655	-	-	655	206	861
Total other comprehensive income	-	-	7	181	-	188	-	188
Total comprehensive income	-	$ -	$ 662	$ 181	$ -	$ 843	$ 206	$ 1,049
Transactions with owners
Dividends	-	-	(86)	-	-	(86)	-	(86)
Dividend reinvestment plan	493	8	(8)	-	-	-	-	-
Funding from non-controlling interests	-	-	-	-	-	-	70	70
Other decrease in non-controlling interests	-	-	-	-	-	-	(175)	(175)
Total transactions with owners	493	$ 8	$ (94)	$ -	$ -	$ (86)	$ (105)	$ (191)
At December 31, 2016	1,165,574	$ 20,877	$ (13,074)	$ (189)	$ 321	$ 7,935	$ 2,378	$ 10,313

At January 1, 2015	1,164,670	$ 20,864	$ (10,739)	$ (199)	$ 321	$ 10,247	$ 2,615	$ 12,862
Impact of adopting IFRS 9 on January 1, 2015 (note 25)	-	-	99	(99)	-	-	-	-
At January 1, 2015 (restated)	1,164,670	$ 20,864	$ (10,640)	$ (298)	$ 321	$ 10,247	$ 2,615	$ 12,862
Net loss	-	-	(2,838)	-	-	(2,838)	(275)	(3,113)
Total other comprehensive income (loss)	-	-	5	(72)	-	(67)	-	(67)
Total comprehensive loss	-	$ -	$ (2,833)	$ (72)	$ -	$ (2,905)	$ (275)	$ (3,180)
Transactions with owners
Dividends	-	-	(160)	-	-	(160)	-	(160)
Dividend reinvestment plan	411	3	(3)	-	-	-	-	-
Recognition of stock option expense	-	2	-	-	-	2	-	2
Funding from non-controlling interests	-	-	-	-	-	-	41	41
Other decrease in non-controlling interests	-	-	-	-	-	-	(104)	(104)
Other decreases	-	-	(6)	-	-	(6)	-	(6)
Total transactions with owners	411	$ 5	$ (169)	$ -	$ -	$ (164)	$ (63)	$ (227)
At December 31, 2015	1,165,081	$ 20,869	$ (13,642)	$ (370)	$ 321	$ 7,178	$ 2,277	$ 9,455

1 Includes cumulative translation adjustments as at December 31, 2016: $95 million loss (2015: $178 million).

2 Includes additional paid-in capital as at December 31, 2016: $283 million (December 31, 2015: $283 million) and convertible borrowings - equity component as at December 31, 2016: $38 million (December 31, 2015: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2016	103	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Barrick Gold Corporation.     Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, SAR, TZS, ZAR, and ZMW are to Australian dollars, Argentinean pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Saudi riyal, Tanzanian shillings, South African rand, and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, Argentina and the Dominican Republic and our producing copper mine is in Zambia. We hold a 50% interest in KCGM, a gold mine located in Australia and hold a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various gold projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 15, 2017.

B)	Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit or loss for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO.

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investments in JVs are accounted for using the equity method.

BARRICK YEAR-END 2016	104	NOTES TO FINANCIAL STATEMENTS

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss; depreciation, amortization or impairment of the fair value adjustments made on the underlying balance sheet at the date of acquisition; dividends; cash contributions; and our share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2016:

	Place of business	Entity type	Economic interest[1]	Method[2]
Acacia Mining plc[3]	Tanzania	Subsidiary, publicly traded	63.9%	Consolidation
Cerro Casale Project[3]	Chile	Subsidiary	75%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
South Arturo[3]	United States	Subsidiary	60%	Consolidation
Donlin Gold Project	United States	JO	50%	Our share
Kalgoorlie Mine	Australia	JO	50%	Our share
Porgera Mine[4]	Papua New Guinea	JO	47.5%	Our share
Turquoise Ridge Mine[5]	United States	JO	75%	Our share
GNX[6,7]	Chile	JV	50%	Equity Method
Jabal Sayid[6]	Saudi Arabia	JV	50%	Equity Method
Kabanga Project[6,7]	Tanzania	JV	50%	Equity Method
Zaldívar[6,8]	Chile	JV	50%	Equity Method
1	Unless otherwise noted, all of our joint arrangements are funded by contributions made by their partners in proportion to their economic interest.
2	For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3	We consolidate our interests in Acacia, Cerro Casale, Pueblo Viejo and South Arturo and record a non-controlling interest for the 36.1%, 25%, 40% and 40%, respectively, that we do not own.
4	We divested 50% of our 95% interest in Porgera in 2015, bringing our interest down to 47.5%.
5	We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
6	Barrick has commitments of $188 million relating to its interest in the joint ventures.
7	These JVs are early stage exploration projects and, as such, do not have any significant assets, liabilities, income, contractual commitments or contingencies. Expenses are recognized through our equity pick-up (loss). Refer to note 16 for further details.
8	We divested 50% of our interest in 2015.

C)	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to

Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

D)	Non-current Assets and Disposal Groups Held-for-Sale and Discontinued Operations

Non-current assets and disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that the value of these assets will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of

BARRICK YEAR-END 2016	105	NOTES TO FINANCIAL STATEMENTS

disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as HFS, property, plant and equipment are no longer amortized. The assets and liabilities are presented as HFS in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification.

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company and represents a major line of business or geographic area, and the value of this component is expected to be recovered primarily through sale rather than continuing use.

Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/loss from discontinued operations.

E)	Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
•

Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);

•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
•

Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

F)	Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;
•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the sale will flow to us; and
•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sales price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment, which is also when the risks and rewards of ownership pass to the customer. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be determined. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of

BARRICK YEAR-END 2016	106	NOTES TO FINANCIAL STATEMENTS

the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

G)	Exploration and Evaluation (“E&E”)

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a prefeasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant & Equipment, as described in note 2n.

H)	Production Stage

A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

I)	Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

J)	Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

BARRICK YEAR-END 2016	107	NOTES TO FINANCIAL STATEMENTS

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax assets and unused tax losses can be utilized, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalty and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes

Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

K)	Other Investments

Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as fair value through other comprehensive income (“FVOCI”) pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments (referred to as “other investments”) are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI.

L)	Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form.    The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process.    Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.

Metal Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses.

BARRICK YEAR-END 2016	108	NOTES TO FINANCIAL STATEMENTS

Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

M)	Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:

➢	Net profits interest (NPI) royalty to other than a government,
➢	Modified net smelter return (NSR) royalty,
➢	Net smelter return sliding scale (NSRSS) royalty,
➢	Gross proceeds sliding scale (GPSS) royalty,
➢	Gross smelter return (GSR) royalty,
➢	Net value (NV) royalty,
➢	Land tenement (LT) royalty, and a
➢	Gold revenue royalty.

N)	Property, Plant and Equipment

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	7 – 32 years
Underground mobile equipment	5 - 7 years
Light vehicles and other mobile equipment	2 - 3 years
Furniture, computer and office equipment	2 - 3 years

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties

On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life.

BARRICK YEAR-END 2016	109	NOTES TO FINANCIAL STATEMENTS

These underground development costs are capitalized as incurred.

Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Stripping Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in life of mine (“LOM”) ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (i) improves access to a component of the ore body to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan.

Construction-in-Progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Leasing Arrangements

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Assets acquired via a finance lease are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost.

PP&E assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.

BARRICK YEAR-END 2016	110	NOTES TO FINANCIAL STATEMENTS

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption insurance the amount recoverable is only recognized when receipt is virtually certain, as supported by notification of a minimum or proposed settlement amount from the insurance adjuster.

O)	Impairment (and Reversals of Impairment) of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes most liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and therefore used as recoverable amount for impairment testing purposes.

P)	Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

BARRICK YEAR-END 2016	111	NOTES TO FINANCIAL STATEMENTS

Q)	Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual mine sites and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”), the President.

The recoverable amount of an operating segment is the higher of VIU and FVLCD. A goodwill impairment is recognized for any excess of the carrying amount of the operating segment over its recoverable amount. Goodwill impairment charges are not reversible.

R)	Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

S)	Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecasted transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statements of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of income.

T)	Embedded Derivatives

Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

U)	Environmental Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the

BARRICK YEAR-END 2016	112	NOTES TO FINANCIAL STATEMENTS

rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation. When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

V)	Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted

BARRICK YEAR-END 2016	113	NOTES TO FINANCIAL STATEMENTS

to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

W)	Stock-Based Compensation

We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled. Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”)) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value using the Lattice model with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e., cost of sales, general and administrative) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”) Performance Granted Share Units (“PGSU”) and Global Employee Share Plan (“GESP”)), awards to certain employees, officers and directors of the Company.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Employee Stock Option Plan (“ESOP”)

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units (“RSU”)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years and primarily settle in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and operating segment administration.

BARRICK YEAR-END 2016	114	NOTES TO FINANCIAL STATEMENTS

Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units (“DSU”)

Under our DSU plan, Directors must receive at least 75% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. The plan also allows granting of DSUs to other officers and employees at the discretion of the Board Compensation Committee.

Performance Restricted Share Units (“PRSU”)

Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units.

The value of a PRSU reflects the value of a Barrick common share and the number of shares issued is adjusted for its relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

Performance Granted Share Units (“PGSU”)

Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick common shares on the first day following the expiration of the blackout. Upon vesting, the after-tax value of the award is used to purchase common shares and these shares cannot be sold until the employee retires or leaves Barrick. PGSUs vest at the end of the third year from the date of the grant.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

Employee Share Purchase Plan (“ESPP”)

Under our ESPP plan, Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual short-term incentive, and Barrick will match 50% of the contribution, up to a maximum of C$5,000 per year.

Both Barrick and the employee make the contributions on a semi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement; however, shares purchased with Barrick’s contributions vest approximately one year from contribution date. All dividend income is used to purchase additional Barrick shares.

Barrick records an expense equal to its semi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to vesting, any accrual for contributions by Barrick during the year related to that employee is reversed.

BARRICK YEAR-END 2016	115	NOTES TO FINANCIAL STATEMENTS

Global Employee Share Plan (“GESP”)

Under our GESP plan, Barrick employees are awarded Company Common Shares. These shares vest immediately, but must be held until the employee ceases to be employed by the Company. Barrick recognizes the expense when the award is announced and has no ongoing liability.

X)	Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employee’s annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and annual short-term incentive. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain former United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed-income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in OCI in the period in which they arise.

Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate and life expectancy are the assumptions that generally have the most significant impact on our pension cost and obligation.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

Y)	New Accounting Standards Adopted during the Year

The Company has adopted IFRS 9 (2014) effective January 1, 2015.

IFRS 9 (2014)

We early adopted all of the requirements of IFRS 9 Financial Instruments 2014 (“IFRS 9”) as of January 1, 2015. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

IFRS 9 changed the requirements for hedge effectiveness and consequently for the application of hedge accounting. The IAS 39 effectiveness test was replaced with a requirement for an economic relationship between the hedged item and hedging instrument, and for the ‘hedged ratio’ to be the same as that used by the entity for risk management purposes. Certain restrictions that prevented some hedging strategies and hedging instruments from qualifying for hedge accounting were removed under IFRS 9. Generally, the mechanics of hedge accounting remain unchanged.

As a result of the early adoption of IFRS 9, we changed our accounting policy for financial instruments retrospectively, except as described below. The change did not result in a change in carrying value of any of our financial instruments on transition date. The two main areas of change are the accounting for a) equity securities previously classified as

BARRICK YEAR-END 2016	116	NOTES TO FINANCIAL STATEMENTS

available for sale and b) derivative instruments, which includes the accounting for hedging relationships that now qualify for hedge accounting and the exclusion of the time value component of options from hedging instruments.

i)	Impact of adoption on the accounting for equity securities previously designated as available for sale

The revised policy on the accounting for Other Investments, which represent equity securities previously designated as available for sale, is described in note 2k. The adjustment to opening retained earnings on January 1, 2015 for historical gains and losses on existing investments was $95 million with a corresponding adjustment to accumulated other comprehensive income. There was no impact on net loss for 2015.

ii)	Impact of adoption on accounting for derivative instruments

We have reassessed all of our existing hedging relationships that qualified for hedge accounting under IAS 39 upon adoption of IFRS 9 and these have continued to qualify for hedge accounting under IFRS 9. We have also reassessed economic hedges that did not qualify for hedge accounting under IAS 39. IFRS 9 enabled us to apply hedge accounting for most of our fuel positions, thus reducing the volatility of reported net income. These positions previously did not qualify for hedge accounting since component hedging was not permitted under IAS 39. We have applied these changes prospectively from January 1, 2015.

Under IFRS 9, we also began separating the intrinsic value and time value of option contracts and designating only the change in intrinsic value as the hedging instrument. IFRS 9 does not require restatement of comparatives. However, we have reflected the retrospective impact of the adoption of IFRS 9 relating to the change in accounting for time value of option contracts as an adjustment to opening retained earnings. The adjustment to opening retained earnings on January 1, 2015 was $4 million with a corresponding adjustment to accumulated other comprehensive income. There was no impact on net loss for 2015.

We recognize a financial asset or a financial liability when we become a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value and are derecognized either when we have transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire.

We classify and measure financial assets (excluding derivatives) on initial recognition as described below:

•

Cash and equivalents and restricted cash include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days. All of these are classified as financial assets at fair value through profit or loss and are measured at fair value. Unrealized gains or losses related to changes in fair value are reported in income;

•	Trade and other receivables are classified as and measured at amortized cost using the effective interest method, less impairment allowance, if any;
•

Equity instruments are designated as financial assets at fair value through other comprehensive income and are recorded at fair value on the settlement date, net of transaction costs. Future changes in fair value are recognized in other comprehensive income and are not recycled into income.

Financial liabilities (excluding derivatives) are derecognized when the obligation specified in the contract is discharged, cancelled or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since we do not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities.

Z)	New Accounting Standards Issued But Not Yet Effective

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We will not be early adopting IFRS 15. We are currently assessing the impact on our consolidated financial statements. We have identified two potential areas of impact:

•	Bullion (gold and silver) sales – we do not anticipate these sales to be significantly affected by IFRS 15
•	Concentrate (gold and copper) and cathode (copper) sales – we do not anticipate these sales or the associated provisional pricing adjustments to be significantly affected by IFRS 15

We will continue to assess and implement the new revenue recognition policy and any related impact on our internal controls throughout 2017.

BARRICK YEAR-END 2016	117	NOTES TO FINANCIAL STATEMENTS

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement. In 2017, we plan to develop a full implementation plan and will provide updates to our assessment in our quarterly interim financial statements.

3 > CRITICAL JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine (“LOM”) Plans and Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. As at December 31, 2016, we have used a per ounce gold price of $1,000 short-term and $1,200 long-term to calculate our gold reserves, consistent with what was used as at December 31, 2015. Refer to notes 19 and 21.

Inventory

The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles, involves the use of estimates. Estimation is required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-current Assets and Impairment of Goodwill

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill, annually during the fourth quarter for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2o, 2q and 21 for further information.

BARRICK YEAR-END 2016	118	NOTES TO FINANCIAL STATEMENTS

Provisions for Environmental Rehabilitation

Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 27 for further information.

Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2j, 12 and 30 for further information.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 36 for more information.

Pascua-Lama

The Pascua-Lama project received $429 million as at December 31, 2016 ($382 million as at December 31, 2015) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest of $236 million (2015: $170 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on June 30, 2018. On January 25, 2017, Barrick applied for an extension of the 2018 deadline. No amounts have been recorded for any potential liability related to VAT refunds in Chile. We have recorded $255 million in VAT recoverable in Argentina as of December 31, 2016 ($308 million, December 31, 2015) relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to devaluation risk as the amounts are recoverable in Argentinean pesos.

Streaming Transactions

The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction has been accounted for as deferred revenue as we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 25 for further details.

Our silver sale agreement with Silver Wheaton Corp. (“Silver Wheaton”) requires us to deliver 25% of the life of mine silver production from the Pascua-Lama project once it is constructed and 100% of silver from Lagunas Norte, Pierina and Veladero mines until March 31, 2018. The completion date for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by June 30, 2020, the agreement may be terminated by Silver Wheaton, in which case, they will be entitled to the return of the upfront cash consideration paid less credit for silver delivered up to the date of that event. The cash liability at December 31, 2016 is $288 million.

BARRICK YEAR-END 2016	119	NOTES TO FINANCIAL STATEMENTS

Refer to note 28 for a summary of our key financial risks.

Other Notes to the Financial Statements

Note
Acquisitions and Divestitures	4
Segment information	5
Revenue	6
Cost of sales	7
Exploration, evaluation and project expenses	8
Other expense (income)	9
Impairment (reversals) charges	10
General and administrative expenses	11
Income tax expense (recovery)	12
Earnings (loss) per share	13
Finance costs, net	14
Cash flow - other items	15
Investments	16
Inventories	17
Accounts receivable and other current assets	18
Property, plant and equipment	19
Goodwill and other intangible assets	20
Impairment of goodwill and impairment and reversal of non-current assets	21
Other assets	22
Accounts payable	23
Other current liabilities	24
Financial instruments	25
Fair value measurements	26
Provisions	27
Financial risk management	28
Other non-current liabilities	29
Deferred income taxes	30
Capital stock	31
Non-controlling interests	32
Remuneration of key management personnel	33
Stock-based compensation	34
Post-retirement benefits	35
Contingencies	36

BARRICK YEAR-END 2016	120	NOTES TO FINANCIAL STATEMENTS

4 > ACQUISITIONS AND DIVESTITURES

For the year ended December 31
	2016	2015
Gross cash proceeds on divesture
Bald Mountain	$ 423	$ -
Round Mountain	165	-
Zaldívar	-	950
Cowal	-	550
Porgera	-	298
Spring Valley	-	58
Ruby Hill	-	52
Other	-	2
	$ 588	$ 1,910
Less: cash divested	-	(6)
	$ 588	$ 1,904

A)	Acquisition of Robertson Property in Nevada

On June 21, 2016, we entered into an agreement to purchase the Robertson Property in Nevada from Coral Gold Resources (“Coral”). The transaction consists of a payment of $16 million of cash along with the return of 4.15 million shares (approximate value of $1 million) of Coral currently held by Barrick and a royalty on production. The transaction has been approved by Coral shareholders and, subject to satisfaction of the remaining closing conditions, is expected to close in 2017.

B)	Disposition of Bald Mountain and Round Mountain Mines

On January 11, 2016, we closed the sale of our Bald Mountain mine and our 50% interest in the Round Mountain mine. We received net cash consideration of $588 million, which reflected working capital adjustments of $22 million in the second quarter of 2016. The transactions resulted in a loss of $17 million for the year ended December 31, 2016. As at December 31, 2015, all of the assets and liabilities of Bald Mountain and our 50% interest in Round Mountain were classified as held-for-sale.

C)	Disposition of 50 percent interest in Zaldívar mine

On December 1, 2015, we completed the sale of 50% of our Zaldívar copper mine in Chile to Antofagasta Plc for total consideration of $1.005 billion. We received $950 million upon closing of the transaction, net of $10 million for working capital items, $20 million being held in escrow pending finalization of working capital adjustment and the remaining $25 million was to be received over the next five years. As the agreed selling price was lower than the previously recorded book values of the Zaldívar cash generating unit, we recorded a goodwill impairment charge of $427 million for the full year 2015. The transaction resulted in a loss of $16 million for the year ended December 31, 2015 based on movements in working capital from the date of announcement until the date of completing the transaction. The transaction remained subject to a net working capital adjustment period to complete the review of the working capital which was finalized in August 2016. The finalization of consideration resulted in an additional loss on disposition of $39 million as we agreed to forfeit the amount remaining in escrow and the right to receive $25 million over five years. It also changed the fair value of the 50% of Zaldívar we retained, resulting in a write-down of our equity method investment of $49 million. We have determined that Zaldívar will be accounted for as a joint venture and upon completion we began accounting for our investment under the equity method.

D)	Divestments of Ruby Hill and Spring Valley

On December 17, 2015, we closed the sale of our Ruby Hill mine and Spring Valley, a development stage project, for total cash consideration of $110 million. The transaction resulted in a gain of $110 million for the year ended December 31, 2015.

E)	Disposition of Cowal and 50 percent interest in Porgera mines

On July 23, 2015, we completed the sale of our Cowal mine in Australia for cash consideration of $550 million. The transaction resulted in a gain of $34 million for the year ended December 31, 2015.

On August 31, 2015, we completed the sale of 50% of our interest in the Porgera mine in Papua New Guinea to Zijin Mining Group Company (“Zijin”) for cash consideration of $298 million. The transaction resulted in a gain of $39 million for the year ended December 31, 2015. Subsequent to completion of the transaction, we account for Porgera as a joint operation and include our share of Porgera’s assets, liabilities, revenues and expenses in our financial statements.

BARRICK YEAR-END 2016	121	NOTES TO FINANCIAL STATEMENTS

5 > SEGMENT INFORMATION

Barrick’s business is organized into thirteen individual minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Therefore, each individual minesite, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Following the divestitures that were completed in 2015 and early 2016, we re-evaluated our reportable operating segments and no longer report on our interests in the following non-core properties: Porgera, Kalgoorlie, Zaldívar and Lumwana. Our updated presentation of our reportable operating segments is now limited to six individual gold mines, Acacia and our Pascua-Lama project. The remaining operating segments, including the non-core properties referred to above and our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

  Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2016	Revenue	Direct Mining, Royalties and Community Relations	Depreciation	Exploration, Evaluation and Project Expenses	Other Expenses (Income)[1]	Segment Income (Loss)
Goldstrike	$ 1,389	$ 633	$ 307	$ 4	$ 3	$ 442
Cortez	1,314	456	499	6	13	340
Pueblo Viejo[3]	1,548	497	147	-	3	901
Lagunas Norte	548	180	96	3	9	260
Veladero	685	346	118	1	-	220
Turquoise Ridge	322	128	27	-	1	166
Acacia[3]	1,045	553	166	27	-	299
Pascua-Lama	-	-	7	59	1	(67)
Other Mines[4]	1,707	958	188	6	52	503
	$ 8,558	$ 3,751	$ 1,555	$ 106	$ 82	$ 3,064

  Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2015	Revenue	Direct Mining, Royalties and Community Relations	Depreciation	Exploration, Evaluation and Project Expenses	Other Expenses (Income)[1]	Segment Income (Loss)
Goldstrike	$ 1,143	$ 530	$ 192	$ 9	$ 4	$ 408
Cortez	1,129	483	343	2	14	287
Pueblo Viejo[3]	1,332	627	277	2	1	425
Lagunas Norte	673	209	169	2	8	285
Veladero	720	391	108	2	3	216
Turquoise Ridge	235	118	23	-	2	92
Acacia[3]	860	694	143	26	(2)	(1)
Pascua-Lama	-	-	22	118	(9)	(131)
Other Mines[2,4]	2,937	1,969	463	9	12	484
	$ 9,029	$ 5,021	$ 1,740	$ 170	$ 33	$ 2,065

[1]	Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2016, accretion expense was $41 million (2015: $54 million). Refer to note 9a for details of other expenses (income).
[2]	Includes revenues and segment income (loss) for the year ended December 31, 2015, for Porgera ($506 million, $125 million), Kalgoorlie ($358 million, $45 million), Lumwana ($501 million, $53 million) and Zaldívar ($528 million, $104 million). These mines were individually disclosed as operating segments in the prior year.
[3]	Includes non-controlling interest portion of revenues, cost of sales and segment income for the year ended December 31, 2016, for Pueblo Viejo $623 million, $249 million, $373 million (2015: $575 million, $379 million, $195 million) and Acacia $377 million, $259 million, $108 million (2015: $310 million, $302 million, $nil million).
[4]	Includes cost of sales of Pierina for the year ended December 31, 2016 of $82 million (2015: $62 million).

BARRICK YEAR-END 2016	122	NOTES TO FINANCIAL STATEMENTS

  Reconciliation of Segment Income to Loss from Continuing Operations Before Income Taxes

For the years ended December 31	2016	2015
Segment income	$ 3,064	$ 2,065
Other cost of sales/amortization[1]	(99)	(146)
Exploration, evaluation and project expenses not attributable to segments	(131)	(185)
General and administrative expenses	(256)	(233)
Other (expense) income not attributable to segments	(19)	92
Impairment reversals (charges)	250	(3,897)
Loss on currency translation	(199)	(120)
Closed mine rehabilitation	(130)	(3)
Income (loss) from equity investees	20	(7)
Finance costs, net (includes non-segment accretion)[2]	(734)	(672)
Gain (loss) on non-hedge derivatives[3]	12	(38)
Income (loss) before income taxes	$ 1,778	$ (3,144)

[1]	Includes all realized hedge losses of $73 million (2015: $106 million).
[2]	Includes debt extinguishment losses of $129 million (2015: $68 million gains).
[3]	Includes unrealized non-hedge gains and losses of $32 million gains (2015: $5 million losses).

  Geographic Information

	Non-current assets		Revenue[1]
	As at Dec. 31, 2016	As at Dec. 31, 2015	2016	2015
United States	$ 6,768	$ 7,375	$ 3,081	$ 3,076
Dominican Republic	3,540	3,576	1,548	1,332
Argentina	2,366	2,177	685	720
Chile	1,945	2,020	-	502
Tanzania	1,673	1,648	1,045	860
Peru	678	627	663	734
Australia	478	518	472	552
Zambia	473	422	466	501
Papua New Guinea	353	342	304	506
Saudi Arabia	346	344	-	-
Canada	503	470	294	246
Unallocated	1,267	1,321	-	-
Total	$ 20,390	$ 20,840	$ 8,558	$ 9,029

[1]	Presented based on the location from which the product originated.

BARRICK YEAR-END 2016	123	NOTES TO FINANCIAL STATEMENTS

Capital Expenditures Information

	Segment Capital Expenditures[1]

	For the year ended Dec. 31, 2016	For the year ended Dec. 31, 2015
Goldstrike	$ 216	$ 240
Cortez	142	148
Pueblo Viejo	101	102
Lagunas Norte	56	67
Veladero	95	242
Turquoise Ridge	32	32
Acacia	191	177
Pascua-Lama	20	(81)
Other Mines[2]	230	546
Segment total	$ 1,083	$ 1,473
Other items not allocated to segments	36	36
Total	$ 1,119	$ 1,509
[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2016, cash expenditures were $1,126 million (2015: $1,713 million) and the decrease in accrued expenditures was $7 million (2015: $204 million decrease).
[2]	For the year ended December 31, 2015, includes capital expenditures for Porgera ($93 million), Kalgoorlie ($34 million), Lumwana ($99 million) and Zaldívar ($85 million). These mines were individually disclosed as operating segments in the prior year.

BARRICK YEAR-END 2016	124	NOTES TO FINANCIAL STATEMENTS

6 > REVENUE

For the years ended December 31	2016	2015
Gold bullion sales[1]
Spot market sales	$ 7,650	$ 7,559
Concentrate sales	258	254
	$ 7,908	$ 7,813
Copper sales[1]
Copper cathode sales	$ -	$ 501
Concentrate sales	466	501
	$ 466	$ 1,002
Other Sales[2]	$ 184	$ 214
Total	$ 8,558	$ 9,029

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 25d). Revenue is presented net of direct sales taxes of $2 million (2015: $34 million).
[2]	Revenues include the sale of by-products from our gold and copper mines and energy sales to third parties from the Monte Rio power plant at our Pueblo Viejo mine up until its disposition on August 18, 2016.

Principal Products

All of our gold mining operations produce gold in doré form, except Acacia’s gold mines of Bulyanhulu and Buzwagi, which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana and Jabal Sayid mines produce a concentrate that primarily contains copper. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper. In December 2015 we disposed of 50% of our Zaldívar mine and began equity accounting for it. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2016 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price US$
As at December 31	2016	2015	2016	2015

Copper pounds	44	55	$ 11	$ 11
Gold ounces	13	16	2	2

For the year ended December 31, 2016, our provisionally priced copper sales included provisional pricing gains of $22 million (2015: $67 million loss) and our provisionally priced gold sales included provisional pricing adjustments of $nil million (2015: $3 million loss).

At December 31, 2016, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $2.51/lb (2015: $2.10/lb) and $1,152/oz (2015: $1,068/oz), respectively. The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 > COST OF SALES

	Gold		Copper		Other[5]		Total
For the years ended December 31	2016	2015	2016	2015	2016	2015	2016	2015
Direct mining cost[1,2,3,4]	$ 3,215	$ 4,006	$ 228	$603	$ 77	$ 129	$ 3,520	$ 4,738
Depreciation	1,503	1,613	45	104	26	54	$ 1,574	$ 1,771
Royalty expense	224	235	41	101	-	-	$ 265	$ 336
Community relations	37	50	5	6	4	6	$ 46	$ 62

Total	$ 4,979	$ 5,904	$ 319	$814	$ 107	$ 189	$ 5,405	$ 6,907

[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value of $68 million (2015: $285 million).
[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Includes employee costs of $1,048 million (2015: $1,302 million).
[4]	Cost of sales also includes costs associated with power sales to third parties from our Monte Rio power plant in the Dominican Republic up until its disposition on August 18, 2016.
[5]	Other includes all realized hedge gains and losses and corporate amortization.

BARRICK YEAR-END 2016	125	NOTES TO FINANCIAL STATEMENTS

8 > EXPLORATION, EVALUATION AND PROJECT

EXPENSES

For the years ended December 31	2016	2015
Minesite exploration and evaluation	$44	$47
Global exploration and evaluation	88	116
Advanced project costs:
Pascua-Lama	59	119
Cerro Casale	6	8
Other	11	4
Corporate development	14	42
Business improvement	15	19
Total exploration, evaluation and project expenses[1]	$237	$355
[1]	Approximates the impact on operating cash flow.

9 > OTHER EXPENSE (INCOME)

A Other expense (income)
For the years ended December 31	2016	2015
Other Expense:
Consulting fees	$ 12	$ 12
Bank charges	20	19
Loss (gain) on sale of non-current assets[1]	42	(187)
Office closure	(4)	30
Other	6	27
Total other expense	$ 76	$ (99)

Other Income:
Other	(16)	(14)
Total other income	$ (16)	$ (14)
Total	$ 60	$ (113)

[1]	2016 includes losses of $17 million from the sale of Bald Mountain and Round Mountain and $39 million from the sale of Zaldívar. 2015 includes gains of $110 million from the sale of Ruby Hill and Spring Valley, $39 million from the sale of Porgera, and $34 million from the sale of Cowal.

B Loss on currency translation

For the years ended December 31	2016	2015
Currency translation losses released as a result of the disposal and reorganization of entities	$ 91	$ -
Foreign currency translation losses	108	120
Total	$ 199	$ 120

10 > IMPAIRMENT (REVERSALS) CHARGES

For the years ended December 31	2016	2015
Impairment of non-current assets[1]	$ (250)	$ 1,726
Impairment of goodwill[1]	-	2,171
Total	$ (250)	$ 3,897

[1]	Refer to note 21 for further details.

11 > GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31	2016	2015
Corporate administration[2]	$ 201	$ 191
Operating segment administration	55	42
Total[1]	$ 256	$ 233
[1]	Includes employee costs of $153 million (2015: $155 million).
[2]	Includes $9 million (2015: $29 million) related to one-time severance payments.

BARRICK YEAR-END 2016	126	NOTES TO FINANCIAL STATEMENTS

12 > INCOME TAX EXPENSE (RECOVERY)

For the years ended December 31	2016	2015
Tax on profit
Current tax
Charge for the year	$ 911	$ 476
Adjustment in respect of prior years	(2)	(71)
	$ 909	$ 405
Deferred tax
Origination and reversal of temporary differences in the current year	$ 10	$ (551)
Adjustment in respect of prior years	(2)	115
	$ 8	$ (436)
Income tax expense (recovery)	$ 917	$ (31)
Tax expense related to continuing operations
Current
Canada	$ 7	$3
International	902	402
	$ 909	$ 405
Deferred
Canada	$ (30)	$ (32)
International	38	(404)
	$ 8	$ (436)
Income tax expense (recovery)	$ 917	$ (31)

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2016 and 2015, tax expense of $23 million and $62 million, respectively, primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses are included within deferred tax expense/recovery.

Non-Recognition of US Alternative Minimum Tax (AMT) Credits

In the fourth quarter 2016 and 2015, we recorded a deferred tax expense of $13 million and $19 million, respectively, related to US AMT credits which are not probable to be realized based on our current life of mine plans.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2016	2015
At 26.5% statutory rate	$471	$(833)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(134)	(103)
Impact of foreign tax rates[2]	113	(110)
Expenses not tax deductible	54	55
Goodwill impairment charges not tax deductible	-	736
Impairment charges not recognized in deferred tax assets	-	246
Net currency translation losses on deferred tax balances	23	62
Tax impact of profits from equity accounted investments	(5)	-
Current year tax losses not recognized in deferred tax assets	35	56
Internal restructures	-	(116)
De-recognition of a deferred tax asset	-	20
Non-recognition of US AMT credits	13	19
Adjustments in respect of prior years	(4)	44
Increase to income tax related contingent liabilities	70	13
Impact of tax rate changes	(13)	-
Other withholding taxes	11	12
Mining taxes	267	(125)
Other items	16	(7)
Income tax expense (recovery)	$917	$(31)
[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate

Increase in Income Tax Related Contingent Liabilities in Tanzania

In the first quarter 2016, Acacia received a judgement from the Tanzania Court of Appeal regarding a long-standing dispute over tax calculations at Bulyanhulu from 2000-2006. The Court of Appeal was reviewing seven issues initially raised by the Tanzania Revenue Authority (TRA) in 2012 regarding certain historic tax loss carry forwards and ruled in favour of Bulyanhulu by the Tax Appeals Board in 2013. The TRA appealed against this ruling and in 2014 the Tax Tribunal reversed the decision for all seven issues. The legal route in Tanzania has now been exhausted; however Acacia is considering its options for the next steps. Acacia is yet to receive a revised tax assessment following the judgement, but has raised further tax provisions of US$70 million in Q1 2016 in order to address the direct impact of the ruling on Bulyanhulu’s tax loss carry forwards and the potential impact this may have on the applicability of certain capital deductions for other years and our other mines in Tanzania.

BARRICK YEAR-END 2016	127	NOTES TO FINANCIAL STATEMENTS

Tax Rate Changes

In the fourth quarter 2016, a tax rate change was enacted in Peru, increasing corporate income tax rates. This resulted in a deferred tax recovery of $13 million due to recording the deferred tax asset in Peru at the higher rates.

Internal Restructures

In the fourth quarter 2015, a deferred tax recovery of $116 million arose from a loss that was realized on internal restructuring of subsidiary corporations. This resulted in a net increase in deferred tax assets.

13 > EARNINGS (LOSS) PER SHARE

De-recognition of a Deferred Tax Asset

In the second quarter 2015, we recorded a deferred tax expense of $20 million related to de-recognition of a deferred tax asset in Pueblo Viejo.

For the years ended December 31 ($ millions, except shares in millions and	2016		2015
per share amounts in dollars)	Basic	Diluted	Basic	Diluted
Net income (loss)	$ 861	$ 861	$ (3,113)	$ (3,113)
Net (income) loss attributable to non-controlling interests	(206)	(206)	275	275
Net income (loss) attributable to equity holders of Barrick Gold Corporation	$ 655	$ 655	$ (2,838)	$ (2,838)
Weighted average shares outstanding	1,165	1,165	1,165	1,165
Basic and diluted earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation	$ 0.56	$ 0.56	$ (2.44)	$ (2.44)

14 > FINANCE COSTS, NET

For the years ended December 31	2016	2015
Interest[1]	$ 591	$ 737
Amortization of debt issue costs	17	19
Amortization of discount	2	3
Loss (gain) on interest rate hedges	(1)	2
Interest capitalized[2]	-	(17)
Accretion	50	63
Loss (gain) on debt extinguishment[3]	129	(68)
Finance income	(13)	(13)
Total	$ 775	$ 726
[1]	Interest in the consolidated statements of cash flow are presented on a cash basis. In 2016, cash interest paid was $513 million (2015: $677 million).
[2]	For the year ended December 31, 2016, the general capitalization rate was 5.90% (2015: 5.80%).
[3]	2016 loss arose from partial repayment of several notes during the year (2.5% notes due 2018, 4.4% notes due 2021, 4.95% notes due 2020, 6.8% notes due 2018 and 6.95% notes due 2019). 2015 gain arose from partial repayment of several notes during the year (2.50% notes due 2018, 3.85% notes due 2022, 4.10% notes due 2023 and 6.95% notes due 2019).

BARRICK YEAR-END 2016	128	NOTES TO FINANCIAL STATEMENTS

15 > CASH FLOW – OTHER ITEMS

A Operating Cash Flows - Other Items

For the years ended December 31	2016	2015
Adjustments for non-cash income statement items:
(Gain) loss on non-hedge derivatives (note 25e)	$ (12)	$38
Stock-based compensation expense	82	18
(Income) loss from investment in equity investees (note 16)	(20)	7
Change in estimate of rehabilitation costs at closed mines	130	3
Net inventory impairment charges (note 17)	68	285
Change in other assets and liabilities	(362)	(266)
Settlement of rehabilitation obligations	(62)	(89)
Other operating activities	(176)	(4)
Cash flow arising from changes in:
Accounts receivable	(5)	81
Inventory	(190)	24
Other current assets	41	39
Accounts payable	(190)	(35)
Other current liabilities	29	(148)
Change in working capital	$ (315)	$ (39)

B Investing Cash Flows - Other Items

For the years ended December 31	2016	2015

Funding of investments in equity investees (note 16)	$ (9)	$ (7)
Other	-	(10)
Other investing activities	$ (9)	$ (17)

BARRICK YEAR-END 2016	129	NOTES TO FINANCIAL STATEMENTS

16 > INVESTMENTS

Equity Accounting Method Investment Continuity

	Kabanga	Jabal Sayid	Zaldívar	GNX	Total
At January 1, 2015	$ 28	$ 178	$ -	$ -	$ 206
Funds invested	2	-	-	5	7
Transfer to equity accounting method investment	-	-	993	-	993
Loss from equity investees	-	-	(3)	(4)	(7)
At December 31, 2015	$ 30	$ 178	$ 990	$ 1	$ 1,199
Funds invested	1	-	-	8	9
Working capital adjustments	-	-	6	-	6
Equity pick-up (loss) from equity investees	(1)	2	27	(8)	20
Impairment charges	-	-	(49)	-	(49)
At December 31, 2016	$ 30	$ 180	$ 974	$ 1	$ 1,185
Publicly traded	No	No	No	No

Summarized Equity Investee Financial Information
	Jabal Sayid		Zaldívar
For the years ended December 31	2016	2015	2016	2015
Revenue	$ 80	$ -	$ 518	$ 51
Cost of sales (excluding depreciation)	65	-	354	46
Depreciation	12	-	87	12
Finance expense	-	-	2	-
Other expense	-	-	(5)	-
Income (loss) from continuing operations before tax	$3	$ -	$ 80	$ (7)
Income tax (expense) recovery	-		(25)	1
Income (loss) from continuing operations after tax	$ 3	$ -	$ 55	$ (6)
Total comprehensive income (loss)	$ 3	$ -	$ 55	$ (6)

Summarized Balance Sheet
	Jabal Sayid		Zaldívar
For the years ended December 31	2016	2015	2016	2015
Cash and equivalents	$14	$6	$102	$17
Other current assets[1]	56	66	482	565
Total current assets	$70	$72	$584	$582
Non-current assets	473	452	1,603	1,640
Total assets	$543	$524	$2,187	$2,222

Current financial liabilities (excluding trade, other payables & provisions)	$ -	$ -	$ -	$ -
Other current liabilities	27	12	107	145
Total current liabilities	$27	$12	$107	$145
Non-current financial liabilities (excluding trade, other payables & provisions)	-	-	26	7
Other non-current liabilities	402	401	87	60
Total non-current liabilities	$402	$401	$113	$67
Total liabilities	$429	$413	$220	$212

Net assets	$114	$111	$1,967	$2,010

[1]	Zaldívar other current assets include inventory of $429 million (2015: $471 million).

The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP.

BARRICK YEAR-END 2016	130	NOTES TO FINANCIAL STATEMENTS

Reconciliation of Summarized Financial Information to Carrying Value
	Jabal Sayid[1]	Zaldívar
Opening net assets	$ 111	$ 2,010
Income for the period	3	55
Impairment	-	(98)
Closing net assets, December 31	$ 114	$ 1,967
Barrick’s share of net assets (50%)	57	984
Equity earnings adjustment	-	(10)
Goodwill recognition	123	-
Carrying value	$ 180	$ 974
[1]	A $165 million non-interest bearing shareholder loan due from the Jabal Sayid JV is presented as part of Other Assets (see note 22).

17 > INVENTORIES

	Gold		Copper
	As at Dec. 31, 2016	As at Dec. 31, 2015	As at Dec. 31, 2016	As at Dec. 31, 2015
Raw materials
Ore in stockpiles	$ 2,067	$ 1,912	$ 72	$ 48
Ore on leach pads	406	292	-	-
Mine operating supplies	585	633	62	74
Work in process	219	210	-	-
Finished products	50	42	5	8
	$ 3,327	$ 3,089	$ 139	$ 130
Non-current ore in stockpiles[1]	(1,536)	(1,494)	-	(8)
	$ 1,791	$ 1,595	$ 139	$ 122
[1]	Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges
For the years ended December 31	2016	2015
Cortez	$ 57	$ 84
Golden Sunlight	7	25
Porgera	3	2
Pierina	1	3
Buzwagi	-	109
Goldstrike	-	7
Pueblo Viejo	-	16
Veladero	-	16
Lagunas Norte	-	5
Turquoise Ridge	-	1
Other	-	17
Inventory impairment charges[1]	$ 68	$ 285
[1]	Impairment charges in 2016 primarily relate to stockpiles at Cortez. Impairment charges in 2015 primarily relate to production costs exceeding net realizable value at Cortez, stockpile and supplies impairments at Buzwagi as well as mine operating supplies obsolescence across the sites.

BARRICK YEAR-END 2016	131	NOTES TO FINANCIAL STATEMENTS

Ore in Stockpiles
	As at Dec. 31, 2016	As at Dec. 31, 2015
Gold
Goldstrike	$ 932	$ 906
Pueblo Viejo	475	406
Cortez	196	179
Porgera	77	77
Kalgoorlie	127	113
Lagunas Norte	91	80
Buzwagi	64	38
North Mara	41	48
Veladero	38	34
Turquoise Ridge	22	20
Other	4	11
Copper
Lumwana	72	48
	$ 2,139	$ 1,960

Ore on Leach pads
	As at Dec. 31, 2016	As at Dec. 31, 2015
Gold
Veladero	$ 172	$ 136
Cortez	109	71
Lagunas Norte	97	81
Pierina	28	4
	$ 406	$ 292

Purchase Commitments

At December 31, 2016, we had purchase obligations for supplies and consumables of approximately $970 million (2015: $1,151 million).

18 > ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	As at Dec. 31, 2016	As at Dec. 31, 2015
Accounts receivable
Amounts due from concentrate sales	$ 110	$ 77
Receivable from Dominican Republic government[1]	30	47
Working capital adjustments held in escrow	-	20
Other receivables	109	131
	$ 249	$ 275
Other current assets
Derivative assets (note 25f)	$ 1	$ -
Goods and services taxes recoverable[2]	239	199
Prepaid expenses	48	46
Other	18	18
	$ 306	$ 263
[1]	Amounts receivable from the Dominican Republic government primarily relate to payments made by Pueblo Viejo on behalf of the government.
[2]	Primarily includes VAT and fuel tax recoverables of $124 million in Tanzania, $52 million in Argentina, $32 million in Chile, $10 million in the Dominican Republic, and $6 million in Peru (Dec. 31, 2015: $56 million, $56 million, $44 million, $18 million and $9 million, respectively).

BARRICK YEAR-END 2016	132	NOTES TO FINANCIAL STATEMENTS

19 > PROPERTY, PLANT AND EQUIPMENT

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Total
At January 1, 2016
Net of accumulated depreciation	$ 4,684	$ 7,300	$ 2,450	$ 14,434
Additions[4]	71	272	933	1,276
Disposals	(80)	-	(37)	(117)
Depreciation	(794)	(995)	-	(1,789)
Impairment reversals	217	79	3	299
Transfers[5]	458	538	(996)	-
At December 31, 2016	$ 4,556	$ 7,194	$ 2,353	$ 14,103

At December 31, 2016
Cost	$ 14,111	$ 20,778	$ 14,634	$ 49,523
Accumulated depreciation and impairments	(9,555)	(13,584)	(12,281)	(35,420)
Net carrying amount - December 31, 2016	$ 4,556	$ 7,194	$ 2,353	$ 14,103

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Total
At January 1, 2015
Cost	$ 15,273	$ 21,803	$ 16,060	$ 53,136
Accumulated depreciation and impairments	(8,590)	(13,539)	(11,814)	(33,943)
Net carrying amount - January 1, 2015	$ 6,683	$ 8,264	$ 4,246	$ 19,193
Additions[4]	(20)	225	1,048	1,253
Capitalized interest	-	17	-	17
Disposals	(904)	(734)	(55)	(1,693)
Depreciation	(1,030)	(954)	-	(1,984)
Impairment charges	(1,041)	(236)	(470)	(1,747)
Transfers[5]	1,203	1,062	(2,265)	-
Assets held for sale	(207)	(344)	(54)	(605)
At December 31, 2015	$ 4,684	$ 7,300	$ 2,450	$ 14,434

At December 31, 2015

Cost	$ 13,782	$ 19,968	$ 14,734	$ 48,484

Accumulated depreciation and impairments	(9,098)	(12,668)	(12,284)	(34,050)
Net carrying amount - December 31, 2015	$ 4,684	$ 7,300	$ 2,450	$ 14,434
[1]	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
[2]	Assets not subject to depreciation includes construction-in-progress, projects and acquired mineral resources and exploration potential at operating mine sites and development projects.
[3]	Assets subject to depreciation includes the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
[4]	Additions include revisions to the capitalized cost of closure and rehabilitation activities.
[5]	Primarily relates to long-lived assets that are transferred to PP&E once they are placed into service.

BARRICK YEAR-END 2016	133	NOTES TO FINANCIAL STATEMENTS

A     Mineral Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2016	Carrying amount at Dec. 31, 2015
Construction-in-progress[1]	$ 466	$ 529

Acquired mineral resources and exploration potential	24	42
Projects
Pascua-Lama	1,263	1,287
Cerro Casale[2]	444	444
Donlin Gold	156	148
	$ 2,353	$ 2,450
[1]	Represents assets under construction at our operating mine sites.
[2]	Amounts are presented on a 100% basis and include our partner’s non-controlling interest.

B     Changes in Gold and Copper Mineral Life of Mine Plan

As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2016 was a $67 million decrease (2015: $94 million decrease).

C     Capital Commitments and Operating Leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $103 million at December 31, 2016 (2015: $120 million) for construction activities at our sites and projects.

Operating leases are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term. At December 31, 2016, we have operating lease commitments totaling $73 million, of which $17 million is expected to be paid within a year, $48 million is expected to be paid within two to five years and the remaining amount to be paid beyond five years.

20 > GOODWILL AND OTHER INTANGIBLE ASSETS

A Intangible Assets

	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total

Opening balance January 1, 2015	$116	$14	$17	$161	$308
Disposals	(29)	-	-	(5)	(34)
Amortization	-	(2)	(1)	-	(3)
Closing balance December 31, 2015	$87	$12	$16	$156	$271
Additions	-	-	-	4	4
Amortization	-	(1)	(2)	-	(3)
Closing balance December 31, 2016	$87	$11	$14	$160	$272
Cost	$87	$17	$39	$282	$425
Accumulated amortization and impairment losses	-	(6)	(25)	(122)	(153)

Net carrying amount December 31, 2016	$87	$11	$14	$160	$272
[1]	Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
[2]	The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
[3]	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
[4]	Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences (note 2n(i)). See note 21 for details of impairment charges recorded against exploration assets.

BARRICK YEAR-END 2016	134	NOTES TO FINANCIAL STATEMENTS

B Goodwill

	Opening balance January 1, 2015	Impairments	Disposals	Closing balance December 31, 2015	Closing balance December 31, 2016
Goldstrike	$ 730	$ (730)	$ -	$ -	$ -
Cortez	869	(355)	-	514	514
Pueblo Viejo	412	(412)	-	-	-
Lagunas Norte	247	(247)	-	-	-
Veladero	195	-	-	195	195
Turquoise Ridge	528	-	-	528	528
Hemlo	63	-	-	63	63
Kalgoorlie	71	-	-	71	71
Cowal	64	-	(64)	-	-
Porgera	71	-	(71)	-	-
Zaldívar	1,176	(427)	(749)	-	-
Total	$ 4,426	$ (2,171)	$ (884)	$ 1,371	$ 1,371

On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$8,659
Accumulated impairment losses January 1, 2015	(5,117)
Impairment losses 2015	(2,171)
Accumulated impairment losses December 31, 2016	(7,288)
Net carrying amount December 31, 2016	$1,371

BARRICK YEAR-END 2016	135	NOTES TO FINANCIAL STATEMENTS

21 > IMPAIRMENT OF GOODWILL AND IMPAIRMENT

AND REVERSAL OF NON-CURRENT ASSETS

Summary of impairments (reversals)

For the year ended December 31, 2016, we recorded net impairment reversals of $250 million (2015: impairment of $1.7 billion) for non-current assets and $nil (2015: impairment of $2.2 billion) for goodwill, as summarized in the following table:

For the years ended December 31	2016	2015
Veladero	$(275)	$-
Lagunas Norte	(28)	36
Zaldívar	49	-
Pueblo Viejo	-	1,112
Pascua-Lama	-	399
Bald Mountain/Round Mountain[1]	-	81
Buzwagi	-	37
Oil Royalty	-	36
Cortez	-	2
Other	4	23
Total non-current asset impairment losses (reversals)	$(250)	$1,726
Goldstrike	$-	$730
Zaldívar	-	427
Pueblo Viejo	-	412
Cortez	-	355
Lagunas Norte	-	247
Total goodwill impairment losses	$-	$2,171
Total impairment losses (reversals)	$(250)	$3,897
[1]	As discussed in note 4b, we have disposed of Bald Mountain and Round Mountain in a single transaction. Accordingly, the impairment loss was calculated together.

2016 Indicators of Impairment/Reversal

Fourth Quarter 2016

In the fourth quarter 2016, as per our policy, we performed our annual goodwill impairment test. No impairments were identified. Also in the fourth quarter, we reviewed the updated LOM plans for our other operating mine sites for indicators of impairment or reversal. We noted no indicators of impairment, but did note three indicators of potential impairment reversal.

As a result of improvements in the cost structure at our Veladero mine in Argentina, we have expanded the open pit in our Life of Mine (“LOM”) plan, increasing our expected production and the number of years in our plan. These changes increased Veladero’s Fair Value Less Costs of Disposal (“FVLCD”) which has resulted in a full reversal of the non-current asset impairment loss recorded in 2013.

After reflecting the amount of depreciation that would have been taken on the impaired assets, an amount of $275 million was recorded as an impairment reversal in the fourth quarter of 2016. The recoverable amount based on the mine’s FVLCD, was $1.6 billion.

Also as a result of cost improvements, we have observed an increase in the FVLCD of our Lagunas Norte mine in Peru that has resulted in a full reversal of the non-current asset impairment loss recorded in the fourth quarter of 2015. After reflecting the amount of depreciation that would have been taken on the impaired assets, an amount of $28 million was recorded as an impairment reversal in the fourth quarter of 2016. The recoverable amount, based on the mine’s FVLCD, was $630 million.

In the fourth quarter of 2016, our Lumwana copper mine in Zambia completed a new LOM plan incorporating a lower cost structure. We determined this was an indicator of potential reversal of the 2014 impairments recorded on our Lumwana mine. Based on the level of uncertainty surrounding some of the assumptions in our FVLCD calculation, we determined there existed significant uncertainty as to whether or not a change in FVLCD existed that warranted a reversal in the previously recorded impairment.

Third Quarter 2016

As noted in note 4C, in the third quarter 2016 we agreed to an adjustment of the purchase price for the 50% interest in our Zaldívar mine. This adjustment resulted in a non-current asset impairment loss of $49 million. This is in addition to the goodwill impairment loss of $427 million we recognized in third quarter 2015, as detailed below. The recoverable amount after the impairment, based on the FVLCD of our 50% equity interest, was $950 million.

Second Quarter 2016

In June 2016, the Zambian government passed legislation to amend the royalty tax for mining operations to a variable rate based on the prevailing copper price effective June 1, 2016. These rates are 4% at copper prices below $2.04 per pound; 5% at copper prices between $2.04 per pound and $2.72 per pound; and 6% at copper prices of $2.72 per pound and above. Legislation was also passed to remove the 15% variable profit tax on income from mining companies. We determined this was an indicator of potential reversal of the 2014 impairments recorded on our Lumwana copper mine and we determined the FVLCD was not in excess of the carrying value and therefore no reversal was recorded.

BARRICK YEAR-END 2016	136	NOTES TO FINANCIAL STATEMENTS

2015 Indicators of Impairment/Reversal

Fourth Quarter 2015

In the fourth quarter 2015, as per our policy, we performed our annual goodwill impairment test. Primarily as a result of the lower gold price assumptions used in the test, which were consistent with market conditions, we identified that the carrying values of our Pueblo Viejo, Goldstrike, Cortez and Lagunas Norte mines exceeded their FVLCD. At Pueblo Viejo, a goodwill impairment loss of $412 million and a non-current asset impairment loss of $1,101 million were recorded and the recoverable amount after the impairment, based on the mine’s FVLCD, was $3.2 billion (100% basis). At Goldstrike, a goodwill impairment loss of $730 million was recorded and the recoverable amount after the impairment, based on the mine’s FVLCD, was $2.7 billion. At Cortez, a goodwill impairment loss of $355 million was recorded and the recoverable amount after the impairment, based on the mine’s FVLCD, was $3.4 billion. At Lagunas Norte, a goodwill impairment loss of $247 million and a non-current asset impairment loss of $36 million was recorded and the recoverable amount after the impairment, based on the mine’s FVLCD, was $480 million. Refer to note 20 for our remaining goodwill balances.

As at December 31, 2015, all of the assets and liabilities of Bald Mountain and Round Mountain were classified as held-for-sale. As the agreed selling price was lower than previously recognized carrying values, we recorded a non-current asset impairment loss of $81 million.

Throughout the fourth quarter 2015, the trading price of the Company’s shares declined such that the carrying value of our net assets exceeded our market capitalization. We determined that this was an indicator of impairment and tested the remaining assets that were not included in the annual goodwill impairment test. As a result, we determined two additional impairments. At our Pascua-Lama project, we recorded an impairment loss of $404 million (net of a $46 million reversal related to a specific PP&E asset). The recoverable amount after the impairment, based on the project’s FVLCD, was $810 million. At our Buzwagi mine in Tanzania (part of our Acacia subsidiary), we recorded a non-current asset impairment loss of $37 million. The recoverable amount after the impairment, based on the mine’s FVLCD, was $81 million (100% basis).

We evaluated the FVLCD of an oil royalty that we received as part of the consideration for one of the Barrick Energy dispositions in 2013 and concluded that due to the significant decline in current oil prices in the fourth quarter 2015 and the corresponding constraints on capital investment in the oil industry, its carrying value was not recoverable. We recorded an impairment of $36 million and reduced its carrying value to nil.

In the second quarter 2015, we determined that we expected to sell the Monte Rio power asset at our Pueblo Viejo mine. Power supply to Pueblo Viejo was not impacted by this disposition. In the third quarter 2015, we entered into an agreement to sell the asset and recorded a partial reversal of this impairment based on the agreed upon sales price. For the year ended December 31, 2015, we recorded an impairment loss of $11 million to reduce its carrying value down to its net realizable value.

Third Quarter 2015

In July 2015, the Zambian government passed legislation that amended the country’s mining tax regime. This was an indicator of potential reversal of previous impairments recorded on our Lumwana mine in the fourth quarter 2014. In the third quarter 2015, we evaluated the FVLCD and concluded that, based on the current mine plan, lower short-term copper prices and a higher observable discount rate offset the lower royalty rate. Therefore no reversal of impairment was required at that time.

As at September 30, 2015, all of the assets and liabilities of Zaldívar were classified as held-for-sale as the transaction will result in a loss of control. The agreed selling price was lower than our previous assessment of FVLCD due to lower short-term copper prices, the impact of 10 months’ worth of production on the fair value and an increase in observable discount rates. For the year ended December 31, 2015 we recorded a goodwill impairment loss of $427 million as a result of this transaction. The recoverable amount after this impairment, based on the FVLCD of our 50% equity interest, was $1,010 million.

Also, in the third quarter 2015, a net reversal of non-current asset impairment of $16 million was recognized relating to the termination of contracts of certain leased assets at Pascua-Lama that had previously been impaired. They are now carried at their expected realizable value.

Key assumptions

The recoverable amount has been determined based on its estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates, capital expenditures, the LOM production profile, continued license to operate, evidence of value from current year disposals and for our projects the expected start of production. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and

BARRICK YEAR-END 2016	137	NOTES TO FINANCIAL STATEMENTS

associated market values per ounce and per pound of reserves and/or resources, as well as the valuation of resources beyond what is included in LOM plans.

Gold

For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments (level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans excludes a material portion of total reserves and resources, we assign value to reserves and resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real weighted average cost of capital (“WACC”), which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Copper

For our copper operating segments, the FVLCD for each of the CGUs was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans (level 3 of the fair value hierarchy). Based on observable market or publicly available data including spot and forward prices and equity sell-side analyst consensus, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine are discounted using a WACC depending on the location and market risk factors for each mine.

Assumptions

Our gold price assumptions used in our 2016 impairment testing are 2017: $1,050 and 2018+: $1,200. Our gold price assumptions used in our 2015 impairment testing are 2016: $1,000, 2017: $1,100 and 2018+: $1,200. The other key assumptions used in our impairment testing are summarized in the table below:

	2016	2015
Copper price per lb (long-term)	$2.75	$3.00
WACC – gold (range)	3%-6%	3% - 8%
WACC – gold (avg)	4%	4%
WACC – copper	9%	7%
NAV multiple – gold (avg)	1.2	1.1
LOM years – gold (avg)	15	18

Sensitivities

Should there be a significant decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the CGUs would be affected by these changes and also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities.

We performed a sensitivity analysis on the gold and copper prices and the WACC, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions or a +/- $0.25 per pound change in copper price assumptions, while holding all other assumptions constant. We then assumed a +/- 1% change in our WACC, independent from the change in gold or copper prices, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold or copper prices and WACC. As the non-current asset impairment reversal recorded for Veladero represents a full reversal, none of the sensitivity analysis performed impacted the amount of the reversal. The full reversal of the non-current asset impairment reversal recorded for Lagunas Norte would not be recognized if the gold price per ounce was decreased by $100 and was otherwise not affected by the sensitivity analysis. Other results of the sensitivity analysis are as follows:

A $0.25 per pound increase in the copper price would cause a partial reversal of $443 million of the non-current asset impairment recorded in 2013 at Lumwana. A $0.25 per pound decrease in the copper price would result in a non-current asset impairment at Lumwana of $253 million.

BARRICK YEAR-END 2016	138	NOTES TO FINANCIAL STATEMENTS

The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2016	Carrying value
Pueblo Viejo[1]	$3,081
Pascua-Lama[2]	581
Cerro Casale[2]	516
Lagunas Norte	453
Lumwana	452
[1]	This CGU had an impairment loss in 2015. As there have been no indicators of impairment or impairment reversal in 2016, the carrying value would remain sensitive to the key assumptions in the FVLCD model from 2015.
[2]	These CGUs are most sensitive to changes to the value per ounce/pound of comparable market entities.

22 > OTHER ASSETS

	As at Dec. 31, 2016	As at Dec. 31, 2015
Derivative assets (note 25f)	$1	$1
Goods and services taxes recoverable[1]	303	397
Notes receivable[2]	274	291
Restricted cash[3]	118	91
Prepayments	51	60
Other investments	18	8
Other	181	175
	$946	$1,023
[1]	Includes VAT and fuel tax receivables of $255 million in Argentina, $8 million in Tanzania and $40 million in Chile (Dec. 31, 2015: $308 million, $52 million and $37 million, respectively). The VAT in Argentina is recoverable once Pascua-Lama enters production.
[2]	Primarily represents the interest bearing promissory note due from NovaGold and the non-interest bearing shareholder loan due from the Jabal Sayid JV as a result of the divestment of 50 percent interest in Jabal Sayid.
[3]	Represents cash balance at Pueblo Viejo that is contractually restricted to the disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.

23 > ACCOUNTS PAYABLE

	As at Dec. 31, 2016	As at Dec. 31, 2015
Accounts payable	$749	$736
Accruals	335	422
	$1,084	$1,158

24 > OTHER CURRENT LIABILITIES

	As at Dec. 31, 2016	As at Dec. 31, 2015
Provision for environmental rehabilitation (note 27b)	$67	$62

Derivative liabilities (note 25f)	50	160
Deposit on Pueblo Viejo gold and silver streaming agreement	77	36

Share-based payments (note 34b)	53	21
Deposit on Pascua-Lama silver sale agreement	26	22
Other	36	36
	$309	$337

BARRICK YEAR-END 2016	139	NOTES TO FINANCIAL STATEMENTS

25 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); investments (note 16); restricted share units (note 34b).

A Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at Dec. 31, 2016	As at Dec. 31, 2015
Cash deposits	$ 1,009	$ 1,370
Term deposits	654	313
Money market investments	726	772
	$ 2,389	$ 2,455

Of total cash and cash equivalents as of December 31, 2016, $943 million (2015: $621 million) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company. In addition, $nil million (2015: $62 million) of cash and equivalents is held in subsidiaries where we have determined the cash is reinvested for the foreseeable future for the calculation of deferred income tax. This cash can be repatriated; however, there would be a tax cost of doing so, which has not yet been recognized in these financial statements.

B Debt and Interest1

	Closing balance December 31, 2015	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2016
4.4%/5.7% notes[3,9]	$ 2,182	$ -	$ (721)	$ 6	$ 1,467
3.85%/5.25% notes	1,077	-	-	1	1,078
5.80% notes[4,9]	395	-	-	-	395
6.35% notes[5,9]	592	-	-	1	593
Other fixed rate notes[6,9]	2,451	-	(848)	4	1,607
Project financing	646	-	(254)	8	400
Capital leases[7]	153	2	(41)	-	114
Other debt obligations	654	3	(46)	(2)	609
2.5%/4.10%/5.75% notes[8,9]	1,690	-	(123)	2	1,569
Acacia Credit Facility[10]	128	-	(29)	-	99
	$ 9,968	$ 5	$ (2,062)	$ 20	$ 7,931
Less: current portion[11]	(203)	-	-	-	(143)
	$ 9,765	$ 5	$ (2,062)	$ 20	$ 7,788

BARRICK YEAR-END 2016	140	NOTES TO FINANCIAL STATEMENTS

	Closing balance December 31, 2014	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2015
2.9%/4.4%/5.7% notes[3,9]	$ 2,409	$ -	$ (229)	$ 2	$ 2,182
3.85%/5.25% notes	1,983	-	(913)	7	1,077
5.80% notes[4,9]	395	-	-	-	395
5.75%/6.35% notes[5,9]	855	-	(264)	1	592
Other fixed rate notes[6,9]	2,720	-	(275)	6	2,451
Project financing	850	-	(211)	7	646
Capital leases[7]	354	-	(189)	(12)	153
Other debt obligations	794	9	(149)	-	654
2.5%/4.10%/5.75% notes[8,9]	2,579	-	(898)	9	1,690
Acacia Credit Facility[10]	142	-	(14)	-	128
	$ 13,081	$ 9	$ (3,142)	$ 20	$ 9,968
Less: current portion[11]	(333)	-	-	-	(203)
	$ 12,748	$ 9	$ (3,142)	$ 20	$ 9,765

[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]	Amortization of debt premium/discount and increases (decreases) in capital leases.
[3]

Consists of $1.5 billion (2015: $2.2 billion) in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $629 million (2015: $1.35 billion) of BNAF notes due 2021 and $850 million of BNAF notes due 2041.

[4]	Consists of $400 million of 5.80% notes which mature in 2034.
[5]	Consists of $600 million of 6.35% notes which mature in 2036.
[6]

Consists of $1.6 billion (2015: $2.5 billion) in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $279 million (2015: $475 million) of BGC notes due 2019, $248 million (2015: $400 million) of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039.

[7]	Consists primarily of capital leases at Pascua-Lama, $50 million and Lagunas Norte, $56 million (2015: $57 million and $88 million, respectively).
[8]

Consists of $1.6 billion (2015: $1.7 billion) in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $731 million of BGC notes due 2023 and $850 million of BNAF notes due 2043.

[9]

We provide an unconditional and irrevocable guarantee on all Barrick North America Finance LLC (“BNAF”), Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”), Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[10]	Consists of an export credit backed term loan facility.
[11]

The current portion of long-term debt consists of project financing ($72 million; 2015: $89 million), other debt obligations ($5 million; 2015: $45 million), capital leases ($38 million; 2015: $41 million) and Acacia credit facility ($28 million; 2015: $28 million).

1.75%/2.9%/4.4%/5.7% notes

In June 2011, Barrick, and our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”), issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes that had an original maturity date in 2014 and $1.1 billion of 2.90% notes that had an original maturity date in 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes. The Barrick Notes and the guarantee in respect of the BNAF Notes will rank equally with Barrick’s other unsecured and unsubordinated obligations.

During 2013, the entire balance ($700 million) of the 1.75% notes was repaid along with $871 million of the $1.1 billion of 2.9% notes. During 2015, the remainder ($229 million) of the $1.1 billion of 2.9% notes was repaid. During 2016, $721 million of the $1.35 billion of 4.4% notes was repaid.

3.85% and 5.25% Notes

On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. During 2015, $913 million of the 3.85% notes was repaid.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and

BARRICK YEAR-END 2016	141	NOTES TO FINANCIAL STATEMENTS

unsubordinated obligations. During 2016, $152 million of the $400 million of 4.95% notes was repaid.

On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and rank equally with our other unsecured, unsubordinated obligations. During 2015, $275 million was repaid. During 2016, an additional $196 million was repaid.

In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively, the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

During 2013, the entire balance ($500 million) of the 5-year notes with a coupon rate of 6.125% that was due in September 2013 was repaid. During 2016, the entire balance ($500 million) of the 10-year notes with a coupon rate of 6.8% was repaid.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo. The project financing was non-recourse subject to guarantees provided by Barrick and Goldcorp for their proportionate share which would terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. On February 17, 2015, we received notification that the completion tests had been met, resulting in termination of the guarantees. The lending syndicate is comprised of international financial institutions including export development agencies and commercial banks. The amount was divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. The $400 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+5.10% (inclusive of political risk insurance premium) for years 13-15. The $375 million tranche bears a fixed coupon of 3.86% for the entire 15 years. The $260 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+4.85% (inclusive of political risk insurance premium) for years 11-12.

We have drawn the entire $1.035 billion to date. During the year, $254 million of the financing was repaid. The remaining principal balance under the Pueblo Viejo Financing Agreement is $423 million.

Refinancing of the Credit Facility

In January 2012, we finalized a credit and guarantee agreement (the “Credit Facility”, previously referred to as the “2012 Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $4.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of LIBOR plus 2.00% on drawn amounts, and a commitment rate of 0.35% on undrawn amounts. In November 2016, $3.66 billion of the $4 billion credit facility was agreed to be extended from January 2021 to January 2022. The remaining $340 million currently terminates in January 2020. The Credit Facility is undrawn as at December 31, 2016.

2.50%/4.10%/5.75% notes

On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary Barrick North America Finance LLC consisting of $650 million of 2.50% notes that mature in 2018, $1.5 billion of 4.10% notes that mature in 2023 and $850 million of 5.75% notes issued by BNAF that mature in 2043. $2.0 billion of the net proceeds from this offering were used to repay existing indebtedness under our $4 billion revolving credit facility. We provided an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which will rank equally with our other unsecured and unsubordinated obligations.

During 2013, $398 million of the $650 million 2.50% notes were repaid. During 2015, $769 million of 4.1% notes and $129 million of 2.5% notes were repaid. During 2016, the remainder ($123 million) of the $650 million of 2.5% notes was repaid.

Acacia Credit Facility

In January 2013, Acacia concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (the “Facility”) for the amount of US$142 million. The Facility was put in place to fund a substantial portion of the construction costs of the CIL circuit at the process plant at the Bulyanhulu Project (the “Project”). The Facility is collateralized by the Project, has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two-year repayment holiday period. The interest rate has been fixed at an effective rate of 3.6%

BARRICK YEAR-END 2016	142	NOTES TO FINANCIAL STATEMENTS

through the use of an interest rate swap. At December 31, 2014, the full value of the Facility was drawn. During 2015, $14 million was repaid. During 2016, $29 million was repaid.

	2016			2015

For the years ended December 31	Interest cost	Effective rate	[1]	Interest cost	Effective rate	[1]
2.9%/4.4%/5.7% notes	$ 104	5.09%		$ 120	5.12%
3.85%/5.25% notes	53	4.87%		86	4.65%
5.80% notes	23	5.85%		23	5.87%
5.75%/6.35% notes	38	6.41%		66	8.73%
Other fixed rate notes	128	6.75%		177	6.59%
Project financing	33	6.23%		41	5.46%
Capital leases	5	4.02%		11	4.45%
Other debt obligations	36	6.09%		44	6.08%
2.5%/4.10%/5.75% notes	82	4.98%		118	4.73%
Acacia credit facility	7	3.59%		5	3.59%
Deposits on Pascua-Lama silver sale agreement (note 29)	63	8.37%		61	8.40%
Deposits on Pueblo Viejo gold and silver streaming agreement
(note 29)	37	6.34%		9	6.15%
	$ 609			$ 761
Less: interest capitalized	-			(17)
	$ 609			$ 744

[1]	The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

BARRICK YEAR-END 2016	143	NOTES TO FINANCIAL STATEMENTS

Scheduled Debt Repayments1

	Issuer	Maturity Year	2017	2018	2019	2020	2021	2022 and thereafter	Total
6.95% notes[3]	BGC	2019	$-	$-	$279	$-	$-	$-	$279
4.95% notes[3]	BPDAF	2020	-	-	-	248	-	-	248
7.31% notes[2]	BGC	2021	-	-	-	-	7	-	7
4.40% notes	BNAF	2021	-	-	-	-	629	-	629
3.85% notes	BGC	2022	-	-	-	-	-	337	337
4.10% notes	BGC	2023	-	-	-	-	-	731	731
7.73% notes[2]	BGC	2025	-	-	-	-	-	7	7
7.70% notes[2]	BGC	2025	-	-	-	-	-	5	5
7.37% notes[2]	BGC	2026	-	-	-	-	-	32	32
8.05% notes[2]	BGC	2026	-	-	-	-	-	15	15
6.38% notes[2]	BGC	2033	-	-	-	-	-	200	200
5.80% notes	BGC	2034	-	-	-	-	-	200	200
5.80% notes	BGFC	2034	-	-	-	-	-	200	200
6.45% notes[2]	BGC	2035	-	-	-	-	-	300	300
6.35% notes	BHMC	2036	-	-	-	-	-	600	600
7.50% notes[3]	BNAF	2038	-	-	-	-	-	250	250
5.95% notes[3]	BPDAF	2039	-	-	-	-	-	850	850
5.70% notes	BNAF	2041	-	-	-	-	-	850	850
5.25% notes	BGC	2042	-	-	-	-	-	750	750
5.75% notes	BNAF	2043	-	-	-	-	-	850	850
Other debt obligations[2]			4	5	4	-	-	-	13
Project financing			72	72	70	42	42	125	423
Acacia credit facility			29	28	28	14	-	-	99
			$105	$105	$381	$304	$678	$6,302	$7,875
Minimum annual payments under capital leases			$38	$31	$16	$9	$6	$14	$114

[1]	This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
[2]	Included in Other debt obligations in the Long-Term Debt table.
[3]	Included in Other fixed rate notes in the Long-Term Debt table.

BARRICK YEAR-END 2016	144	NOTES TO FINANCIAL STATEMENTS

C    Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by

● Sales	● Prices of gold, silver and copper

o By-product credits	o Prices of silver, copper and gold

● Cost of sales

o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity

o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, ZAR, and ZMW

● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, TZS, ZAR, and ZMW

● Capital expenditures

o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, and ZAR

o Consumption of steel	o Price of steel

● Interest earned on cash and equivalents	● US dollar interest rates

● Interest paid on fixed-rate borrowings	● US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivative instruments we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.

BARRICK YEAR-END 2016	145	NOTES TO FINANCIAL STATEMENTS

D    Summary of Derivatives at December 31, 2016

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Non-Hedge	Fair value (USD)
US dollar interest rate contracts (US$millions)
Total receive - float swap positions	$28	$57	$14	$99	$99	$-	$1
Currency contracts
A$:US$ contracts (A$ millions)	23	-	-	23	-	23	-
PGK:US$ contracts (PGK millions)	21	-	-	21	-	21	-
Commodity contracts
Gold collar sell contracts (thousands of ounces)	43	-	-	43	-	43	1
Copper bought floor contracts (millions of pounds)	78	-	-	78	65	13	-
Fuel contracts (thousands of barrels)[1]	2,214	1,207	-	3,421	2,790	631	(78)

1  Fuel contracts represent a combination of WTI swaps and BRENT options. These derivatives hedge physical supply contracts based on the price of fuel across our operating mine sites plus a spread. WTI represents West Texas Intermediate and BRENT represents Brent Crude Oil.

Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives
	Balance Sheet Classification	Fair Value as at Dec. 31, 2016	Fair Value as at Dec. 31, 2015	Balance Sheet Classification	Fair Value as at Dec. 31, 2016	Fair Value as at Dec. 31, 2015
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$1	$1	Other liabilities	$-	$-
Currency contracts	Other assets	-	-	Other liabilities	-	16
Commodity contracts[1]	Other assets	-	-	Other liabilities	71	190
Total derivatives classified as hedging instruments		$1	$1		$71	$206
Derivatives not designated as hedging instruments
Currency contracts	Other assets	$-	$-	Other liabilities	$-	$20
Commodity contracts	Other assets	1	-	Other liabilities	7	38
Total derivatives not designated as hedging instruments		$1	$-		$7	$58
Total derivatives		$2	$1		$78	$264
[1]	The majority of our fuel contracts are now being designated as hedging instruments as a result of adoption of IFRS 9. These contracts did not qualify for hedge accounting prior to January 1, 2015.

BARRICK YEAR-END 2016	146	NOTES TO FINANCIAL STATEMENTS

As of December 31, 2016, we had 17 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. We have four counterparties with which we hold a net asset position of $1 million, and 13 counterparties with which we are in a net liability position, for a total net liability of $77 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

US Dollar Interest Rate Contracts

Cash Flow Hedges

At December 31, 2016, Acacia has $99 million of pay-fixed receive-float interest rate swaps to hedge the floating rate debt associated with the Bulyanhulu plant expansion. These contracts, designated as cash flow hedges, convert the floating rate debt as it is drawn against the Financing agreement.

Currency Contracts

Cash Flow Hedges

During the year, no currency contracts have been designated against forecasted non-US dollar denominated expenditures. As at December 31, 2016, there are no outstanding currency contracts designated as cash flow hedges of our anticipated operating, administrative and sustaining capital spend.

During 2013, we sold back and effectively closed out approximately A$990 million of our Australian dollar forward contracts as a loss mitigation strategy. No cash settlement occurred and payments will net at maturity (2014-2016). During the year, losses of $14 million were recognized in the consolidated statement of income based on the original hedge contract maturity dates. No losses remain crystallized in OCI at December 31, 2016.

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Cash Flow Hedges

During 2015, 8,040 thousand barrels of WTI contracts designated against forecasted fuel consumption at our mines were designated as hedging instruments as a result of adopting IFRS 9 and did not qualify for hedge accounting prior to January 1, 2015. As at December 31, 2016, we have 2,790 thousand barrels of WTI designated as cash flow hedges at an average rate of $80 per barrel of our exposure to forecasted fuel purchases at our mines.

Non-hedge Derivatives

During the year, we entered into a contract to purchase 248 thousand barrels of Brent to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines. In total, on a combined basis we have 421 thousand barrels of Brent swaps outstanding that economically hedge our exposure to forecasted fuel purchases at our mines.

Metals Contracts

Cash Flow Hedges

During 2016, we purchased 65 million pounds of copper collars that will mature evenly throughout the first half of 2017. These contracts contained purchased put and sold call options with weighted average strike prices of $2.20/lb and $2.82/lb, respectively. These contracts are designated as cash flow hedges, with the effective portion and the changes in time value of the hedge recognized in OCI and the ineffective portion recognized in non-hedge derivative gains (losses).

During 2013, we early terminated 65 million ounces of silver hedges. We realized net cash proceeds of approximately $190 million with $9 million remaining crystallized in OCI at December 31, 2016, to be recognized in revenue as the exposure occurs. Any unrealized changes and realized gains/losses on ineffective amounts or time value have been recognized in the consolidated statements of income as gains on non-hedge derivatives.

Non-Hedge Derivatives

We enter into purchased and written contracts with the primary objective of increasing the realized price on some of our gold and copper sales. During the year, we purchased gold put and sold call options of 199 thousand ounces and purchased copper put and sold call options of 13 million pounds. As a result of these activities, we recorded approximately $2 million in the consolidated statement of income as gains on non-hedge derivatives. There are 43 thousand ounces of gold positions and 13 million pounds of copper positions outstanding at December 31, 2016.

BARRICK YEAR-END 2016	147	NOTES TO FINANCIAL STATEMENTS

Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income (“AOCI”)

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver	Copper	Fuel	Operating costs	General and administrative costs	Capital expenditures	Long-term debt	Total

At January 1, 2015	$ 18	$ -	$ -	$ (79)	$ (3)	$ -	$(25)	$ (89)
Impact of adopting IFRS 9 on
January 1, 2015	-	-	-	(5)	-	-	-	(5)
Effective portion of change in fair value of hedging instruments	-	-	(135)	(27)	(14)	(2)	1	(177)

Transfers to earnings:
On recording hedged items in earnings/PP&E1	(4)	-	19	70	17	2	2	106
Hedge ineffectiveness due to changes in original forecasted transaction	-	-	14	11	-	-	-	25

At December 31, 2015	$ 14	$ -	$ (102)	$ (30)	$ -	$ -	$(22)	$ (140)
Effective portion of change in fair value of hedging instruments	-	-	23	2	-	-	-	25
Transfers to earnings:
On recording hedged items in earnings/PP&E1	(5)		47	28	-	-	2	72

At December 31, 2016	$ 9	$ -	$ (32)	$ -	$ -	$ -	$ (20)	$ (43)

Hedge gains/losses classified within	Gold/Silver sales	Copper sales	Cost of sales	Cost of sales	General and administrative costs	Property, plant, and equipment	Interest expense	Total
Portion of hedge gain (loss)expected to affect 2017 earnings[2]	$ 7	$ -	$ (19)	$ -	$ -	$ -	$ (3)	$ (15)
[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.
[2]	Based on the fair value of hedge contracts at December 31, 2016.

BARRICK YEAR-END 2016	148	NOTES TO FINANCIAL STATEMENTS

Cash Flow Hedge Gains (Losses) at December 31

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income/PP&E (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2016	2015		2016	2015		2016	2015

Interest rate contracts	$ –	$ 1	Finance income/finance costs	$ (2)	$ (2)	Gain (loss) on non-hedge derivatives	$ -	$ -

Foreign exchange contracts	2	(43)	Cost of sales/general and administrative costs/PP&E	(28)	(89)	Gain (loss) on non-hedge derivatives	-	(11)

Commodity contracts	23	(135)	Revenue/cost of sales	(42)	(15)	Gain (loss) on non-hedge derivatives	-	(14)
Total	$ 25	$ (177)		$ (72)	$ (106)		$ -	$ (25)

E     Gains (Losses) on Non-hedge Derivatives

For the years ended December 31	2016	2015

Commodity contracts
Gold	$ 2	$ -
Silver[1]	6	5
Fuel	5	(10)
Currency contracts	(1)	(8)
	$ 12	$ (13)

Hedge ineffectiveness	-	(25)
	$ -	$ (25)
	$ 12	$ (38)
[1]	Relates to the amortization of crystallized OCI.

F     Derivative Assets and Liabilities

	2016	2015
At January 1	$ (263)	$ (278)
Derivatives cash (inflow) outflow
Operating activities	156	211
Change in fair value of:
Non-hedge derivatives	6	(13)
Cash flow hedges:
Effective portion	25	(177)
Ineffective portion	-	25
Excluded from effectiveness changes	-	(31)
At December 31	$ (76)	$ (263)
Classification:
Other current assets	$ 1	$ -
Other long-term assets	1	1
Other current liabilities	(50)	(160)
Other long-term obligations	(28)	(104)
	$ (76)	$ (263)

BARRICK YEAR-END 2016	149	NOTES TO FINANCIAL STATEMENTS

26 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

A     Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements
At December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and equivalents	$ 2,389	$ -	$ -	$ 2,389
Other investments	18	-	-	18
Derivatives	-	(76)	-	(76)
Receivables from provisional copper and gold sales	-	110	-	110
	$ 2,407	$ 34	$ -	$ 2,441

Fair Value Measurements
At December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and equivalents	$ 2,455	$ -	$ -	$ 2,455
Other investments	8	-	-	8
Derivatives	-	(263)	-	(263)
Receivables from provisional copper and gold sales	-	76	-	76
	$ 2,463	$ (187)	$ -	$ 2,276

BARRICK YEAR-END 2016	150	NOTES TO FINANCIAL STATEMENTS

B   Fair Values of Financial Assets and Liabilities

	At Dec. 31, 2016		At Dec. 31, 2015

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1]	$ 399	$ 399	$ 365	$ 365
Other investments[2]	18	18	8	8
Derivative assets	2	2	1	1
	$ 419	$ 419	$ 374	$ 374
Financial liabilities
Debt[3]	$ 7,931	$ 8,279	$ 9,968	$ 8,516
Derivative liabilities	78	78	264	264
Other liabilities	216	216	223	223
	$ 8,225	$ 8,573	$ 10,455	$ 9,003

[1]	Includes restricted cash and amounts due from our partners.
[2]	Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

C   Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Aggregate fair value
Other assets[1]	$ -	$ -	$ 974	$ 974
Property, plant and equipment[2]	-	-	1,470	1,470

[1]	Other assets were written down by $49 million in the third quarter 2016, which was included in earnings in this period. Refer to note 4c.
[2]	Property, plant and equipment were written up by $299 million, which was included in earnings in this period, reflecting the historical impairment loss taken on these assets.

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Other Investments

The fair value of other investments is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore other investments are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of

BARRICK YEAR-END 2016	151	NOTES TO FINANCIAL STATEMENTS

commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets

The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

27 > PROVISIONS

A Provisions

	As at Dec. 31,	As at Dec. 31,
	2016	2015
Environmental rehabilitation (“PER”)	$ 2,179	$ 1,920
Post-retirement benefits	72	86
Share-based payments	34	25
Other employee benefits	45	46
Other	33	25

	$ 2,363	$ 2,102

B Environmental Rehabilitation

	2016	2015
At January 1	$1,982	$2,484
PERs divested during the year	-	(170)
Closed Sites
Impact of revisions to expected cash flows recorded in earnings	146	38
Settlements
Cash payments	(28)	(78)
Settlement gains	(1)	(5)
Accretion	10	19
Operating Sites
PERs arising (decreasing) in the year	134	(229)
Settlements
Cash payments	(34)	(11)
Settlement gains	(3)	(1)
Accretion	40	44
Assets held for sale	-	(109)
At December 31	$2,246	$1,982
Current portion (note 24)	(67)	(62)
	$2,179	$1,920

The eventual settlement of all PERs is expected to take place between 2017 and 2057.

The PER has increased in the fourth quarter 2016 by $32 million primarily due to changes in cost estimates at our Grants, Pierina and McLaughlin properties, partially offset by changes in discount rates. For the year ended December 31, 2016, our PER balance increased by $264 million as a result of various impacts at our mine sites including new requirements related to water treatment, expanded footprints of our operations and updated estimates for reclamation activities. A 1% increase in the discount rate would result in a decrease in PER by $300 million and a 1% decrease in the discount rate would result in an increase in PER by $264 million, while holding the other assumptions constant.

BARRICK YEAR-END 2016	152	NOTES TO FINANCIAL STATEMENTS

28 > FINANCIAL RISK MANAGEMENT

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a)	Market risk, including commodity price risk, foreign currency and interest rate risk;
b)	Credit risk;
c)	Liquidity risk; and
d)	Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate functions.

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury function implements hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. We have 43 thousand ounces of gold and 78 million pounds of copper positions outstanding at December 31, 2016. Our remaining gold and copper production is subject to market prices.

Fuel

On average we consume approximately 4 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

Foreign Currency Risk

The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Australian dollar and Canadian dollar through a combination of mine operating costs and general and administrative costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentinean peso, Dominican Republic peso and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs and overall net earnings, when translated into US dollars.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.4 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($0.4 billion at December 31, 2016).

The effect on net earnings and equity of a 1% change in interest rate of our financial assets and liabilities as at December 31 is approximately $13 million (2015: $13 million).

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial

BARRICK YEAR-END 2016	153	NOTES TO FINANCIAL STATEMENTS

instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries1. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

●	Entering into derivatives with high credit-quality counterparties;
●	Limiting the amount of net exposure with each counterparty; and
●	Monitoring the financial condition of counterparties on a regular basis.

The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

	As at Dec. 31,	As at Dec. 31,
	2016	2015
Cash and equivalents	$ 2,389	$ 2,455

Accounts receivable	249	275
Net derivative assets by counterparty	1	-
	$ 2,639	$ 2,730

[1]	Investment grade countries include Canada, Chile, Australia, and Peru. Investment grade countries are defined as being rated BBB- or higher by S&P.

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in note 25.

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2016, our total debt was $7.9 billion (debt net of cash and equivalents was $5.5 billion) compared to total debt as at December 31, 2015 of $10 billion (debt net of cash and equivalents was $7.5 billion).

As part of our capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including, but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa3 and BBB-, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant, which was amended in the fourth quarter 2015, in the Credit Facility (undrawn as at December 31, 2016) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.35:1 as at December 31, 2016).

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR-END 2016	154	NOTES TO FINANCIAL STATEMENTS

As at December 31, 2016
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$ 2,389	$ -	$ -	$ -	$ 2,389
Accounts receivable	249	-	-	-	249
Derivative assets	1	1	-	-	2
Trade and other payables	1,084	-	-	-	1,084
Debt	143	533	997	6,316	7,989
Derivative liabilities	51	27	-	-	78
Other liabilities	42	51	3	120	216

As at December 31, 2015
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$ 2,455	$ -	$ -	$ -	$ 2,455
Accounts receivable	275	-	-	-	275
Derivative assets	-	1	-	-	1
Trade and other payables	1,158	-	-	-	1,158
Debt	203	934	1,122	7,786	10,045
Derivative liabilities	160	102	2	-	264
Other liabilities	40	44	17	122	223

BARRICK YEAR-END 2016	155	NOTES TO FINANCIAL STATEMENTS

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28.

29 > OTHER NON-CURRENT LIABILITIES

	As at Dec. 31, 2016	As at Dec. 31, 2015
Deposit on Pascua-Lama silver sale agreement	$ 749	$ 716
Deposit on Pueblo Viejo gold and silver streaming agreement	499	565
Derivative liabilities (note 25f)	28	104
Provision for offsite remediation	48	55
Other	137	146
	$ 1,461	$ 1,586

Silver Sale Agreement

Our silver sale agreement with Silver Wheaton Corp. (“Silver Wheaton”) requires us to deliver 25 percent of the life of mine silver production from the Pascua-Lama project and 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines (“South American mines”) until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.

An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

Gold and Silver Streaming Agreement

On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.

Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:

●	7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter.

●

75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

BARRICK YEAR-END 2016	156	NOTES TO FINANCIAL STATEMENTS

30 > DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, and goodwill based on the source of the change.

Current income taxes of $89 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $4,507 million as at December 31, 2016.

  Sources of Deferred Income Tax Assets and Liabilities

	As at Dec. 31, 2016	As at Dec. 31, 2015
Deferred tax assets
Tax loss carry forwards	$ 503	$ 475
Alternative minimum tax (“AMT”) credits	-	22
Environmental rehabilitation	639	560
Property, plant and equipment	273	320
Post-retirement benefit obligations and other employee benefits	47	42
Accrued interest payable	75	61
Other working capital	54	52
Derivative instruments	89	106
Other	41	-
	$ 1,721	$ 1,638
Deferred tax liabilities
Property, plant and equipment	(1,731)	(1,713)
Inventory	(533)	(438)
	$ (543)	$ (513)
Classification:
Non-current assets	$ 977	$ 1,040
Non-current liabilities	(1,520)	(1,553)
	$ (543)	$ (513)

The deferred tax asset of $977 million includes $832 million expected to be realized in more than one year. The deferred tax liability of $1,520 million includes $1,470 million expected to be realized in more than one year.

Expiry Dates of Tax Losses and AMT

	2017	2018	2019	2020	2021+	No expiry date	Total
Non-capital tax losses[1]
Canada	$ -	$ -	$ -	$ -	$ 1,650	$ -	$ 1,650
Argentina	-	-	-	-	301	-	301
Barbados	148	4,751	926	218	566	-	6,609
Chile	-	-	-	-	-	914	914
Tanzania	-	-	-	-	-	177	177
Zambia	-	176	-	-	416	-	592
Other	5	7	-	-	-	524	536
	$153	$4,934	$926	$218	$2,933	$1,615	$10,779
AMT credits[2]						$113	$113
[1]	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2016.
[2]	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

The non-capital tax losses include $8,880 million of losses which are not recognized in deferred tax assets. Of these, $148 million expire in 2017, $4,927 million expire in 2018, $926 million expire in 2019, $218 million expire in 2020, $1,512 million expire in 2021 or later, and $1,149 million have no expiry date.

The AMT credits include $113 million which are not recognized in deferred tax assets.

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

●	Historic and expected future levels of taxable income;
●	Tax plans that affect whether tax assets can be realized; and
●	The nature, amount and expected timing of reversal of taxable temporary differences.

BARRICK YEAR-END 2016	157	NOTES TO FINANCIAL STATEMENTS

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred income tax asset totaling $569 million (December 31, 2015: $558 million) has been recorded in Canada. This deferred tax asset primarily arose from derivative realized losses, finance costs, and general and administrative expenses. A deferred tax asset totaling $126 million (December 31, 2015: $116 million) has been recorded in a foreign subsidiary. This deferred tax asset primarily arose from a realized loss on internal restructuring of subsidiary corporations. Projections of various sources of income support the conclusion that the realizability of these deferred tax assets is probable and consequently, we have fully recognized these deferred tax assets.

  Deferred Tax Assets Not Recognized

	As at December 31, 2016	As at December 31, 2015
Australia and Papua New Guinea	$ 162	$ 383
Canada	377	374
US	115	113
Dominican Republic	-	18
Chile	890	787
Argentina	599	647
Barbados	66	72
Tanzania	183	131
Zambia	151	190
Saudi Arabia	70	70
	$ 2,613	$ 2,785

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $638 million (2015: $516 million), capital loss carry forwards with no expiry date of $440 million (2015: $602 million), US AMT credits of $113 million (2015: $112 million) and other deductible temporary differences with no expiry date of $1,422 million (2015: $1,555 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2016	2015
Temporary differences
Property, plant and equipment	$ (65)	$ 741
Environmental rehabilitation	79	(25)
Tax loss carry forwards	27	106
Inventory	(94)	(34)
Derivatives	(16)	74
Other	39	(13)
	$ (30)	$ 849

Intraperiod allocation to:
(Income)/loss from continuing operations before income taxes	$ (8)	$ 436

Zaldívar disposition	-	388
Cowal disposition	-	7
OCI	(22)	20
Other	-	(2)
	$ (30)	$ 849

Income Tax Related Contingent Liabilities
	2016	2015
At January 1	$ 61	$ 49
Net additions based on uncertain tax positions related to prior years	70	-
Additions based on tax positions related to the current year	-	13

Reductions for tax positions of prior years	(3)	(1)

At December 31[1]	$ 128	$ 61

1If reversed, the total amount of $128 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

We anticipate that it is reasonably possible for the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by the full amount of $128 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

Tax Years Still Under Examination
Canada	2013-2016
United States	2016
Dominican Republic	2013-2016
Peru	2009, 2011-2016
Chile	2013-2016
Argentina	2009-2016
Australia	2012-2016
Papua New Guinea	2006-2016
Saudi Arabia	2007-2016
Tanzania	All years open
Zambia	2010-2016

BARRICK YEAR-END 2016	158	NOTES TO FINANCIAL STATEMENTS

31 > CAPITAL STOCK

Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,165,574,071 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the “First Preference Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “First Preferred Shares, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

Dividends

In 2016, we declared and paid dividends in US dollars totaling $86 million (2015: $160 million).

The Company’s dividend reinvestment plan resulted in $8 million (2015: $3 million) reinvested into the Company.

32 > NON-CONTROLLING INTERESTS

A) NON-CONTROLLING INTERESTS CONTINUITY

	Pueblo Viejo	Acacia	Cerro Casale	Other	Total
NCI in subsidiary at December 31, 2016	40%	36.1%	25%	Various
At January 1, 2015	$ 1,521	$ 758	$ 319	$ 17	$ 2,615
Share of loss	(199)	(69)	(3)	(4)	(275)
Cash contributed	-	-	2	39	41
Disbursements	(90)	(12)	-	(2)	(104)
At December 31, 2015	$ 1,232	$ 677	$ 318	$ 50	$ 2,277
Share of income (loss)	174	34	(1)	(1)	206
Cash contributed	-	-	2	68	70
Disbursements	(95)	(7)	-	(73)	(175)
At December 31, 2016	$ 1,311	$ 704	$ 319	$ 44	$ 2,378

BARRICK YEAR-END 2016	159	NOTES TO FINANCIAL STATEMENTS

B) SUMMARIZED FINANCIAL INFORMATION ON SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

  Summarized Balance Sheets

	Pueblo Viejo		Acacia		Cerro Casale
	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,	As at Dec. 31,
	2016	2015	2016	2015	2016	2015
Current assets	$833	$667	$673	$528	$1	$-
Non-current assets	3,703	3,540	1,725	1,699	560	557
Total assets	$4,536	$4,207	$2,398	$2,227	$561	$557
Current liabilities	1,357	1,767	71	15	318	313
Non-current liabilities	603	499	381	340	42	42
Total liabilities	$1,960	$2,266	$452	$355	$360	$355

  Summarized Statements of Income

	Pueblo Viejo		Acacia		Cerro Casale
For the years ended December 31	2016	2015	2016	2015	2016	2015
Revenue	$1,548	$1,332	$1,045	$860	$-	$-
Income (loss) from continuing operations after tax	810	(902)	81	(206)	(3)	(6)
Other comprehensive income (loss)	-	-	-	-	-	-
Total comprehensive income (loss)	$810	$(902)	$81	$(206)	$(3)	$(6)
Dividends paid to NCI	$-	$-	$7	$6	$-	$-

Summarized Statements of Cash Flows
	Pueblo Viejo		Acacia		Cerro Casale
For the years ended December 31	2016	2015	2016	2015	2016	2015
Net cash provided by (used in) operating activities	$602	$471	$324	$165	$(1)	$(5)
Net cash used in investing activities	(54)	(100)	(190)	(189)	-	-
Net cash provided by (used in) financing activities	(350)	(301)	(49)	(37)	2	2
Net increase (decrease) in cash and cash equivalents	$198	$70	$85	$(61)	$1	$(3)

Under the terms of Pueblo Viejo’s project financing agreement described in note 25b, Pueblo Viejo Dominicana Corporation is restricted from making cash payments to Barrick and Goldcorp in the form of dividends, distributions or certain shareholder loan interest and principal payments. Pueblo Viejo Dominicana Corporation is permitted to make such restricted payments twice per year upon satisfaction of certain conditions.

The project financing agreement contains covenants which limit certain activities by Pueblo Viejo Dominicana Corporation, including Pueblo Viejo’s ability to sell assets and incur debt. Furthermore, Pueblo Viejo’s material tangible and intangible assets, including the proceeds from metal sales, are segregated and pledged for the benefit of the project lenders, thus restricting our access to those assets and our ability to use those assets to settle our liabilities to third parties.

BARRICK YEAR-END 2016	160	NOTES TO FINANCIAL STATEMENTS

33 > REMUNERATION OF KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and the Executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2016	2015
Salaries and short-term employee benefits[1]	$ 19	$ 31
Post-employment benefits[2]	2	2
Share-based payments and other[3]	17	6
	$ 38	$ 39

1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.

2 Represents Company contributions to retirement savings plans.

3 Relates to stock option, RSU, PGSU and PRSU grants and other compensation.

34 > STOCK-BASED COMPENSATION

A    Global Employee Share Plan (GESP)

In 2016, Barrick launched a Global Employee Share Plan. This is a plan awarded to all eligible employees. During 2016, Barrick contributed and expensed $3 million to this plan.

B    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest from two-and-a-half years to three years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2016, the weighted average remaining contractual life of RSUs was 1.09 years (2015: 1.37 years).

Compensation expense for RSUs was a $60 million charge to earnings in 2016 (2015: $16 million) and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director or officer leaves the Board or Barrick, at which time the cash value of the

DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

  DSU and RSU Activity

	DSUs	Fair value	RSUs	Fair value
	(thousands)	($ millions)	(thousands)	($ millions)
At January 1, 2015	261	$ 2.8	3,605	$ 19.8
Settled for cash	(34)	(0.2)	(1,492)	(11.1)
Forfeited	-	-	(54)	(0.6)
Granted	238	2.0	4,458	48.9
Credits for dividends	-	-	110	1.0
Change in value	-	(1.1)	-	(33.4)
At December 31, 2015	465	$ 3.5	6,627	$ 24.6
Settled for cash	(26)	(0.4)	(1,102)	(22.7)
Forfeited	-	-	(2,952)	(46.3)
Granted	134	2.2	3,836	55.0
Credits for dividends	-	-	43	0.7
Change in value	-	3.8	-	47.3
At December 31, 2016	573	$ 9.2	6,452	$ 58.6

At December 31, 2016, Acacia Mining plc had $1 million of DSUs outstanding (2015: $1 million) and $3 million of RSUs outstanding (2015: $2 million).

BARRICK YEAR-END 2016	161	NOTES TO FINANCIAL STATEMENTS

C    Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. At December 31, 2016, 489 thousand units were outstanding at a fair value of $6 million (2015: 1,169 thousand units, fair value $5 million).

At December 31, 2016, Acacia Mining plc had $8 million of PRSUs outstanding (2015: $12 million).

D    Performance Granted Share Units (PGSUs)

In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2016, 1,536 thousand units had been granted at a fair value of $11 million (2015: 589 thousand units at a value of $1 million).

E    Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. During 2016, Barrick contributed and expensed $0.3 million to this plan (2015: $0.4 million).

F    Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options are exercisable over seven years. At December 31, 2016, 2.1 million (2015: 2.9 million) common shares were available for granting options.

Compensation expense for stock options was $nil million in 2016 (2015: $2 million recovery), and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options had no impact on earnings per share for 2016 and 2015.

Total intrinsic value relating to options exercised in 2016 was $nil (2015: $nil).

  Employee Stock Option Activity (Number of Shares in Millions)

	2016		2015

	Shares	Average Price	Shares	Average Price
C$ options
At January 1	0.3	$ 13	0.2	$ 19
Granted	-	-	0.2	10
Cancelled/expired	-	-	(0.1)	20
At December 31	0.3	$ 13	0.3	$ 13
US$ options
At January 1	2.6	$ 42	5.2	$ 41
Forfeited	(0.4)	45	(0.3)	46
Cancelled/expired	(0.4)	39	(2.3)	40
At December 31	1.8	$ 42	2.6	$ 42

BARRICK YEAR-END 2016	162	NOTES TO FINANCIAL STATEMENTS

Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value[1] ($ millions)	Shares	Average price	Intrinsic value[1] ($ millions)
C$ options
$9 - $17	0.2	$ 10	5.6	$ 2	0.1	$ 10	$ 1
$18 - $21	0.1	18	3.6	1	0.1	18	-
	0.3	$ 13	4.9	$ 3	0.2	$ 14	$ 1
US$ options
$32 - $41	0.9	$ 33	2.9	$ (16)	0.9	$ 33	$ (15)
$42 - $55	0.9	51	1.6	(31)	0.8	51	(30)
	1.8	$ 42	2.3	$ (47)	1.7	$ 42	$ (45)

1 Based on the closing market share price on December 31, 2016 of C $21.49 and US $15.98 .

As at December 31, 2016, there was $0.1 million (2015: $1 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 1 year (2015: 1 year).

35 > POST-RETIREMENT BENEFITS

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company’s post-employment amounts and activity are included in the financial statements:

For the years ended December 31	2016	2015
Balance sheet obligations for:
Defined pension benefits	$ 66	$ 80
Other post-retirement benefits	6	6
Liability in the balance sheet	$ 72	$ 86

Income statement charge included income statement for:
Defined pension benefits	$ 4	$ 3
Other post-retirement benefits	-	-
	$ 4	$ 3

Measurements for:
Defined pension benefits	$ 11	$ 7
Other post-retirement benefits	-	1
	$ 11	$ 8

The amounts recognized in the balance sheet are determined as follows:

For the years ended December 31	2016	2015
Present value of funded obligations	$ 198	$ 219
Fair value of plan assets	(191)	(201)
Deficit of funded plans	$7	$ 18
Present value of unfunded obligations	59	62
Total deficit of defined benefit pension plans	$ 66	$ 80
Impact of minimum funding requirement/asset ceiling	-	-
Liability in the balance sheet	$ 66	$ 80

A    Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our former United States and Canadian employees and provide benefits based on an employee’s years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans - overseeing all aspects of the plans including investment decisions and contribution schedules - lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees.

BARRICK YEAR-END 2016	163	NOTES TO FINANCIAL STATEMENTS

The significant actuarial assumptions were as follows:

As at December 31	Pension Plans 2016	Other Post-Retirement Benefits 2016	Pension Plans 2015	Other Post-Retirement Benefits 2015
Discount rate	2.10-3.90%	3.70%	2.10 - 4.25%	3.85%

B    Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees in the US. All of these plans are unfunded.

The weighted average duration of the defined benefit obligation is 10 years (2015: 11 years).

	Less than a year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Pension benefits	$ 19	$ 19	$ 56	$ 364	$ 458
Other post-retirement benefits	1	1	2	6	10
At December 31, 2015	$ 20	$ 20	$ 58	$ 370	$ 468
Pension benefits	18	19	54	313	404
Other post-retirement benefits	1	1	2	6	10
At December 31, 2016	$ 19	$ 20	$ 56	$ 319	$ 414

C    Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $32 million in 2016 (2015: $38 million).

BARRICK YEAR-END 2016	164	NOTES TO FINANCIAL STATEMENTS

36 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

U.S. Shareholder Class Action

On December 6, 2013, lead counsel and plaintiffs in the securities class action filed a consolidated amended complaint (the “Complaint”) in the U.S. District Court for the Southern District of New York (the “Court”), on behalf of anyone who purchased the common stock of the Company between May 7, 2009, and November 1, 2013. The Complaint asserted claims against the Company and individual defendants Jamie Sokalsky, Aaron Regent, Ammar Al-Joundi, Igor Gonzales, Peter Kinver, George Potter and Sybil Veenman (collectively, the “Defendants”). The Complaint alleged that the Defendants made false and misleading statements to the investing public relating (among other things) to the cost of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project, as well as alleged internal control failures. The Complaint sought an unspecified amount of damages.

The Complaint largely tracked the legal theories advanced in three prior complaints filed on June 5, 2013, June 14, 2013 and August 2, 2013. The Court consolidated those complaints and appointed lead counsel and lead plaintiffs for the resulting consolidated action in September 2013.

On April 1, 2015, the Court issued its ruling on the Defendants’ motion to dismiss. The Court dismissed the plaintiffs’ claims relating to the cost and scheduling of the Project. However, the Court allowed the plaintiffs’ claims relating to the environmental risks of the Project and alleged internal control failures to go forward. The Court denied Barrick’s motion for reconsideration of certain aspects of that ruling on June 2, 2015.

On May 31, 2016, the Company confirmed that it had reached a $140 million settlement in this matter. The settlement was approved by the Court on December 2, 2016. The amount of the settlement is insured. The Company continues to believe that the allegations by the lead plaintiffs in this matter are unfounded, and under the terms of the settlement agreement, the Company has not accepted any allegations of wrongdoing or liability.

Proposed Canadian Securities Class Actions

Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The allegations in each of the eight Canadian proceedings are substantially similar to those in the Complaint filed by lead counsel and plaintiffs in the U.S. shareholder class action (see “U.S. Shareholder Class Action” above).

The first Ontario and Alberta actions were commenced by Statement of Claim on April 15 and 17, 2014, respectively. The same law firm acts for the plaintiffs in these two proceedings, and the Statements of Claim are largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi were also named as defendants in the two actions. Both actions purported to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions sought $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in the Company’s public disclosure. The first Ontario action was subsequently consolidated with the fourth Ontario action, as discussed below. The first Alberta action was discontinued by plaintiffs’ counsel on June 26, 2015.

The second Ontario action was commenced on April 24, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purported to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and sought $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. As a result of the outcome of the carriage motion and appeals described below, the second Ontario action has now been stayed. The amended claim also reflects the addition of a law firm that previously acted as counsel in a third Ontario action, which was commenced by Notice of Action on April 28, 2014 and included similar allegations but was never served or pursued.

BARRICK YEAR-END 2016	165	NOTES TO FINANCIAL STATEMENTS

The Quebec action was commenced on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure.

The second Alberta action was commenced on May 23, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in the Company’s public disclosure.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver were also named as defendants. This action purported to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and sought $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The action was discontinued by plaintiffs’ counsel on December 19, 2016.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada, and seeks $3 billion in damages plus an unspecified amount for alleged misrepresentations in the Company’s public disclosure. The Statement of Claim was amended on October 20, 2014, to include two additional law firms, one of which is acting as counsel in the first Ontario action referred to above.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups will take the lead in the Ontario litigation. The court issued a decision in December 2014 in favor of the counsel group that commenced the first and fourth Ontario actions, which have been consolidated in a single action. The lower court’s decision was subsequently affirmed by the Divisional Court in May 2015 and the Court of Appeal for Ontario in July 2016 following appeals by the losing counsel group. The losing counsel group sought leave to appeal to the Supreme Court of Canada but later discontinued the application after reaching an agreement with the counsel group that commenced the first and fourth Ontario actions.

The Company intends to vigorously defend all of the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome.

Pascua-Lama – SMA Regulatory Sanctions

In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”), received a Resolution (the “Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires the company to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project (for more information about this plan, see “Pascua-Lama – Constitutional Protection Action” below). The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities.

In June 2013, a group of local farmers and indigenous communities challenged the Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claims that the fine was inadequate and requests more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Resolution. On March 3, 2014, the Environmental Court annulled the Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN using a different methodology and addresses certain other errors it identified in the Resolution. A new resolution from the SMA could include more severe sanctions against CMN such as a

BARRICK YEAR-END 2016	166	NOTES TO FINANCIAL STATEMENTS

material increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the Project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required the Company to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.

On April 22, 2015, CMN was notified that the SMA has initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision. The decision of the SMA with respect to CMN’s defense to the remainder of the alleged deviations is still pending.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the 2013 Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. A final resolution from the SMA with respect to these matters is pending and could result in additional sanctions including new administrative fines and/or the revocation of the Project’s environmental permit.

The Company has recorded an estimated amount for the potential liability arising from administrative fines in these matters. In the Company’s view, it would be prejudicial to disclose the amount of that estimate as the proceedings are ongoing and the SMA has not issued any additional proposed administrative fines.

Pascua-Lama – Constitutional Protection Action

CMN filed a temporary and partial closure plan for the Pascua-Lama project (the “Temporary Closure Plan”) with the Chilean mining authority (Sernageomin) on August 31,

2015. Sernageomin approved the Temporary Closure Plan on September 29, 2015, and issued a resolution requiring CMN to comply with certain closure-related maintenance and monitoring obligations for a period of two years. The Temporary Closure Plan does not address certain facilities, including the Project’s water management system, which remain subject to the requirements of the Project’s original environmental approval and other regulations.

On December 4, 2015, a constitutional protection action was filed in the Court of Appeals of Santiago, Chile by a group of local farmers and other individuals against CMN and Sernageomin in order to challenge the Temporary Closure Plan and the resolution that approved it. The plaintiffs assert that the Temporary Closure Plan cannot be approved until the water management system for the Project has been completed in accordance with the Project’s environmental permit. On August 12, 2016, the court ruled in favor of CMN and Sernageomin, rejecting the plaintiffs’ challenges to the Temporary and Partial Closure Plan for the Pascua-Lama project. On August 19, 2016, the plaintiffs appealed the court’s decision to the Chilean Supreme Court. A decision of the Supreme Court is pending. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Pascua-Lama – Water Quality Review

CMN initiated a review of the baseline water quality of the Rio Estrecho in August 2013 as required by a July 15, 2013 decision of the Court of Appeals of Copiapo, Chile. The purpose of the review was to establish whether the water quality baseline has changed since the Pascua-Lama project received its environmental approval in February 2006 and, if so, to require CMN to adopt the appropriate corrective measures. As a result of that study, CMN requested certain modifications to its environmental permit water quality requirements. On June 6, 2016, the responsible agency approved a partial amendment of the environmental permit to better reflect the water quality baseline from 2009. That approval was appealed by certain water users and indigenous residents of the Huasco Valley. On October 19, 2016, the Chilean Committee of Ministers for the Environment, which has jurisdiction over claims of this nature, voted to uphold the permit amendments. On January 27, 2017, the Environmental Court agreed to consider an appeal of the Chilean Committee’s decision brought by CMN and the water users and indigenous residents. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict any potential losses.

BARRICK YEAR-END 2016	167	NOTES TO FINANCIAL STATEMENTS

Veladero – Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanction Proceeding

On September 13, 2015, a valve on a leach pad pipeline at the Company’s Veladero mine in San Juan Province, Argentina failed, resulting in a release of cyanide-bearing process solution into a nearby waterway through a diversion channel gate that was open at the time of the incident. Minera Argentina Gold SRL (“MAG”) (formerly, Minera Argentina Gold S.A. or MAGSA), Barrick’s Argentine subsidiary that operates the Veladero mine, notified regulatory authorities of the situation. Environmental monitoring was conducted by MAG and independent third parties following the incident. The Company believes this monitoring demonstrates that the incident posed no risk to human health at downstream communities. A temporary restriction on the addition of new cyanide to the mine’s processing circuit was lifted on September 24, 2015, and mine operations have returned to normal. Monitoring and inspection of the mine site will continue in accordance with a court order.

On October 9, 2015, the San Juan mining authority initiated an administrative sanction process against MAG for alleged violations of the mining code relating to the valve failure and release of cyanide-bearing process solution. MAG submitted its response to these allegations in October 2015 and provided additional information in January 2016.

On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against MAG in connection with the solution release. MAG was formally notified of this decision on March 15, 2016. On April 6, 2016, MAG sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAG paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso/$ exchange rate) while the request for reconsideration is pending. On December 29, 2016, the request for reconsideration was rejected by the Provincial mining authority. MAG is considering whether to continue challenging certain aspects of the decision. MAG is implementing a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority. Certain construction-related activities in the Valley Fill Leach Facility (the “VLF”) are still pending.

Criminal Matters

On March 11, 2016, a San Juan Provincial court laid criminal charges based on alleged negligence against nine current and former MAG employees in connection with the solution release (the “Provincial Action”). The individual defendants have appealed the indictment.

In addition, a federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAG to prevent the solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.

On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release. As a result of this decision, the investigation into the incident will continue to be conducted by the San Juan Provincial judge in the Provincial Action. To date, no charges have been laid against any specific individuals in connection with the Federal Investigation, consistent with its more limited scope.

MAG is not a party to either the Provincial Action or the Federal Investigation. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict any potential losses.

Veladero – Release of Crushed Ore Saturated with Process Solution

Temporary Suspension of Operations and Regulatory Infringement Proceeding

On September 8, 2016, ice rolling down the slope of the leach pad at the Veladero mine damaged a pipe carrying process solution, causing some material to leave the leach pad. This material, primarily crushed ore saturated with process solution, was contained on the mine site and returned to the leach pad. Extensive water monitoring in the area conducted by MAG has confirmed that the incident did not result in any environmental impacts. A temporary suspension of operations at the Veladero mine was ordered by the San Juan Provincial mining authority and a San Juan Provincial court on September 15, 2016 and September 22, 2016, respectively, as a result of this incident. On October 4, 2016, following, among other matters, the completion of certain urgent works required by the San Juan Provincial

BARRICK YEAR-END 2016	168	NOTES TO FINANCIAL STATEMENTS

mining authority and a judicial inspection of the mine, the San Juan Provincial court lifted the suspension of operations and ordered that mining activities be resumed.

On September 14, 2016, the San Juan Provincial mining authority commenced an administrative proceeding in connection with this incident that included, in addition to the issue of the suspension order, an infringement proceeding against MAG. On December 2, 2016, the San Juan Provincial mining authority notified MAG of two charges under the infringement proceeding for alleged violations of the Mining Code. A new criminal judicial investigation has also been commenced by the Provincial prosecutor’s office in the same San Juan Provincial court that is hearing the Provincial Action. The court in this proceeding issued the orders suspending and resuming the operations at the Veladero mine described above. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict the outcome.

Veladero Cyanide Leaching Process – Civil Action

On December 15, 2016, MAG was served notice of a lawsuit by certain persons who claim to be living in Jachal, Argentina and to be affected by the Veladero mine and, in particular, the VLF. In the lawsuit, which was filed in the San Juan Provincial court, the plaintiffs have requested a court order that MAG cease leaching metals with cyanide solutions, mercury and other similar substances at the Veladero mine and replace that process with one that is free of hazardous substances, that MAG implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. The lawsuit is proceeding as an ordinary civil action. The company expects to reply to the lawsuit in mid-February 2017, and the case will then proceed to the evidentiary stage. The Company intends to defend this matter vigorously. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers. On October 3, 2016, federal authorities published a partial national inventory of glaciers, which includes the area where the Veladero mine and Pascua Lama Project are located. The Company has analyzed the national inventory in the area where Veladero and Pascua-Lama are located and has concluded that this inventory is consistent with the provincial inventory that the Province of San Juan used in connection with its January 2013 environmental audit.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending. If the federal government’s arguments with respect to standing are accepted then the case will be dismissed. If they are not accepted then the National Supreme Court of Argentina will proceed to hear evidence on the merits. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome and in any event the provincial audit concluded that the Company’s activities do not impact glaciers or peri-glaciers.

Pueblo Viejo – Amparo Action

In October 2014, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On June 25, 2015, the Trial Court rejected the Petitioner’s amparo action, finding that the

BARRICK YEAR-END 2016	169	NOTES TO FINANCIAL STATEMENTS

Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to challenge the timeliness of this appeal as it was submitted after the expiration of the applicable filing deadline. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict any potential losses.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petition”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into

Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac River tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention, or certain other matters before the Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

Cerro Casale

One of the environmental permits related to the open pit and water management system at the Company’s 75 percent-owned Cerro Casale project in Chile is subject to an environmental regulation (the “Regulation”) that, if applied as written, would have required the Company to begin construction of the project by January 26, 2015 or risk cancellation of the environmental permit. The Company sought relief from the Regulation as construction was not feasible and did not begin by that date. On October 15, 2015, the Chilean environmental authority issued a resolution confirming that initial project activities were timely commenced as required by the environmental permit and the matter is now closed. Permits required for the majority of the project’s proposed operations were obtained under a second environmental approval (the “Cerro Casale environmental permit”) that is subject to a January 2018 construction deadline. On August 10, 2016, the Company filed documentation and supporting materials related to initial activities at the Cerro Casale project and expects to obtain relief from this deadline through the procedure outlined above.

The Cerro Casale environmental permit was challenged in 2013 by local and indigenous community members for

BARRICK YEAR-END 2016	170	NOTES TO FINANCIAL STATEMENTS

alleged procedural deficiencies in the community consultation process and other aspects of the evaluation of the project by the Chilean environmental authority. The challenge was brought before the Chilean Committee of Ministers for the Environment, which has jurisdiction over procedural claims of this nature. On January 19, 2015, the Committee of Ministers for the Environment rejected the majority of claims made against the Cerro Casale environmental permit while also imposing new limitations on the volume of groundwater that the project may extract for mining operations. The Company appealed this decision to the Environmental Court, which held a hearing on August 27, 2015. A decision of the Environmental Court is pending in this matter. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict the outcome.

Acacia Mining plc - Tanzanian Revenue Authority Assessments

In January 2016, The Tanzanian Revenue Authority (“TRA”) issued an assessment to Acacia Mining plc (“Acacia”) in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia to its shareholders. Acacia is appealing this assessment on the substantive grounds that, as an English incorporated company, it is not resident in Tanzania for taxation purposes. The appeal is currently pending at the Court of Appeal and the substantive grounds of appeal will be filed on receipt of the record of appeal required from the lower tribunals.

Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia is resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments have been levied on certain of Acacia’s net profits before tax. Acacia is in the process of appealing these assessments at the TRA Board level. Acacia’s substantive grounds of appeal are based on the correct interpretation of Tanzanian permanent establishment principles and law, relevant to a non-resident English incorporated company. Accordingly no amounts have been recorded for any potential liability and Acacia intends to continue to defend these actions vigorously.

BARRICK YEAR-END 2016	171	NOTES TO FINANCIAL STATEMENTS